                                4,500,000 SHARES
                              [CAREERBUILDER LOGO]

                                  COMMON STOCK

                           -------------------------

     We are selling 4,400,000 shares of common stock and the selling stockholders are selling 100,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     The underwriters have an option to purchase a maximum of 675,000 additional shares from us to cover over-allotments of shares.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price of the common stock is $13.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CBDR".

     INVESTING IN THE COMMON STOCK INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" STARTING ON PAGE 5.

                                          UNDERWRITING
                             PRICE TO     DISCOUNTS AND    PROCEEDS TO        PROCEEDS TO
                              PUBLIC       COMMISSIONS    CAREERBUILDER   SELLING STOCKHOLDERS
                            -----------   -------------   -------------   --------------------
Per Share.................    $13.00         $0.91           $12.09           $12.09
Total.....................  $58,500,000   $4,095,000      $53,196,000       $1,209,000

     Delivery of the shares of common stock will be made on or about May 17, 1999, when payment is received.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                BANCBOSTON ROBERTSON STEPHENS

                                HAMBRECHT & QUIST

                                             FRIEDMAN BILLINGS RAMSEY

                         Prospectus dated May 11, 1999.

     The graphic on the inside front cover has the headline "The CareerBuilder Network" centered on the top of the page. The words "careerbuilder NETWORK" in stylized text is centered in the middle of the page. Emanating from this hub, in spoke-like fashion are the logos of the members of the CareerBuilder Network.

     The graphic on the gatefold page has a headline across the top of the page reading "Connecting Employers with Qualified Candidates," under which is printed in smaller type "The right person for the job -- and the right job for the person." Beneath the headline are two arrows, the first pointing to the left with the word "Employers" next to it and the second arrow pointing to the right with the words "Job Seekers" next to it. Immediately below the arrows, down the center of the graphic are overlapping Web pages for CareerBuilder.com and four members of the CareerBuilder Network.

     To the left of these Web pages, the following six steps of the employer's process are listed from top to bottom on the page:

1.  EMPLOYER COMPOSES JOB AD

     Urgently needing a qualified engineer for his Dallas-based high-tech company, the HR manager writes an advertisement from his internet recruiting desktop. The ad specifies at least 10 years of experience in software engineering and fluency in Spanish.

2.  ADVERTISE ON TARGETED JOB SITES

     The HR manager can post the ad on his choice of up to 20 premier internet career sites on the CareerBuilder Network to attract job seekers with the skills needed. He can even target sites to help meet diversity goals. To find the Spanish-speaking software engineer, he selects these target sites.

3.  RESUMES BEGIN TO ARRIVE

     Resumes may begin to arrive almost immediately. Most of the applicants offer qualifications in the key areas of software engineering and language skills. The HR manager scores and routes resumes to the hiring team.

4.  MEASURE RESULTS AND OPTIMIZE PROGRAM

     The HR manager tracks and measures search results, and adjusts job postings for further efficiency. He knows the quantity and quality of resumes received, where they have been routed, and who has responded. Resume receipt is automatically acknowledged to applicants.

5.  OFFER MADE TO CANDIDATE

6.  ONE INVOICE -- ONE VENDOR

     To the right of the Web pages, the following four steps of the job seekers' process are listed from top to bottom on the page:

1.  JOB SEEKER LOGS ON

     Hoping to put both her language and programming skills to use, the engineer logs on to conduct a quick search for job possibilities. She visits CNET, as always, to check for jobs in her field.

2.  SEARCHES FOR A JOB

     The engineer scans the job listings, focusing on positions matching her professional criteria -- she'll waste no time reading job descriptions that have nothing to do with her career.

3.  FINDS A PROMISING ONE

     The programming job at the Dallas high-tech firm appears to be ideal for her -- with just the right amount of increased responsibility and the opportunity to work with a bilingual staff.

4.  SENDS A RESUME

     Submitting her resume is quick and easy. The engineer scans it for any last-minute edits, then sends it off with a single click -- the career site listing contains a direct link to the hiring company. Within minutes she receives confirmation of resume receipt, and in days, the telephone rings -- and she begins packing.

     Centered at the bottom of the page are two arrows beginning on either side of the graphic and pointing to a smiling face located between them. Centered below that the words "Candidate Accepts Offer" and centered beneath that phrase are the words "Position Filled."

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    2
RISK FACTORS................................................    5
USE OF PROCEEDS.............................................   19
DIVIDEND POLICY.............................................   19
CAPITALIZATION..............................................   20
DILUTION....................................................   21
SELECTED FINANCIAL DATA.....................................   22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   24
BUSINESS....................................................   35
MANAGEMENT..................................................   45
CERTAIN TRANSACTIONS........................................   51
PRINCIPAL AND SELLING STOCKHOLDERS..........................   56
DESCRIPTION OF CAPITAL STOCK................................   59
SHARES ELIGIBLE FOR FUTURE SALE.............................   62
UNDERWRITING................................................   64
NOTICE TO CANADIAN RESIDENTS................................   67
LEGAL MATTERS...............................................   69
EXPERTS.....................................................   69
ADDITIONAL INFORMATION......................................   69
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     "CareerBuilder(R)," "TeamBuilder(R)," "CareerBuilder Achieve(R)," "CareerBuilder Network," "TeamBuilder Online," "Personal Search Agent," "PSA" and the CareerBuilder logo are trademarks or service marks of CareerBuilder. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL JUNE 5, 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option and reflects the mandatory conversion into common stock of all outstanding shares of preferred stock upon the closing of this offering. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for reasons such as those set forth under "Risk Factors."

                              CAREERBUILDER, INC.

     We provide comprehensive online recruitment product and service offerings for employers and job seekers. We bring employers and job seekers together by:

     - providing employers with the ability to advertise job openings and manage their online recruiting efforts on a network of integrated Internet career sites where employers can directly solicit and target job seekers and job seekers can access job postings, including CareerBuilder.com and career sites for 22 premier interactive media companies, including Microsoft Corporation, c|net, Business Week, USA Today and NBC Interactive; and

     - providing job seekers with the tools to find, explore, evaluate and compare job opportunities.

At March 31, 1999, more than 645 employers subscribed for our offerings, and job seekers had registered over 420,000 "Personal Search Agents" reflecting their preferences and job search characteristics.

     The emergence of the Internet and the growth in its use have created an opportunity to more efficiently recruit job seekers. Companies from a broad range of industries are expected to do at least a portion of their employee recruiting over the Internet. Forrester Research, Inc., an independent research firm, estimates that the size of the online recruitment market will be $1.7 billion by 2003, an increase from $105 million in 1998. Forrester also forecasts that, by 2003, most large companies, 60% of medium-sized companies and 20% of small companies will use the Internet for recruiting purposes.

     We believe there is significant need for online recruitment offerings that leverage the attributes of the Internet. These offerings should enable employers both to advertise job openings on a variety of sites and to focus their recruiting efforts on select communities of potential employees. These offerings should also be easily accessible to employers, allowing them to effectively manage their online recruiting efforts, and should allow potential job seekers to easily locate, compare, explore, evaluate and apply for jobs.

     Our solution is to provide offerings which fulfill these online recruitment needs. Our offerings consist of:

     - THE CAREERBUILDER NETWORK. The CareerBuilder Network consists of CareerBuilder.com and career sites located on the Internet sites of 22 premier interactive media companies. Through the use of the CareerBuilder Network, an employer can directly solicit and target job seekers in a broad range of online communities.

     - CAREERBUILDER.COM. CareerBuilder.com is the flagship site of the CareerBuilder Network.

     - TEAMBUILDER. TeamBuilder consists of TeamBuilder Online and TeamBuilder Software. Through the use of TeamBuilder, employers can access the CareerBuilder Network to post job advertisements and manage their online recruiting efforts.

     At March 31, 1999, our customer base included more than 645 employers who have subscribed for our offerings, in industries such as technology, financial services, health care, professional services, retail and telecommunications/ communications. These customers include Microsoft Corporation, Network Associates, Inc., Capital One Financial Corporation, PricewaterhouseCoopers LLP, Bristol-

Myers Squibb Company, Bowne & Co., Inc., GTE Internetworking and Taco Bell. A more complete list of our representative customers appears on page 42.

     Our strategy is to be the leading provider of online recruitment offerings. To do this, we plan to:

     - enhance and expand our online recruitment offerings;
     - employ a multi-channel sales strategy to address a greater portion of the recruitment market;
     - expand the CareerBuilder Network;
     - strengthen CareerBuilder.com as a premier branded career site on the Internet;
     - expand internationally; and
     - pursue acquisitions of providers of related online recruitment services.

     We sell our online recruitment offerings through our own direct and telesales organizations and through the 470-person major accounts division sales force of Automatic Data Processing, Inc., or ADP, which is our primary sales channel for customers with between 100 and 1000 employees. ADP is a provider of payroll processing and other human resource services.

     We were incorporated in Delaware on November 6, 1995 under the name NetStart, Inc. and changed our name to CareerBuilder, Inc. on March 2, 1998. Our principal office is located at 11495 Sunset Hills Road, Reston, Virginia 20190. Our telephone number is (703)709-1001.

                              RECENT DEVELOPMENTS

     In May 1999, we entered into a service and distribution agreement with Microsoft Corporation under which we will develop career sites for the Microsoft Network and Microsoft Sidewalk. Those career sites will become members of the CareerBuilder Network. If Microsoft achieves agreed upon website traffic goals based on percentages of projected site visits, CareerBuilder will be obligated to make guaranteed revenue payments of up to $786,000 in 1999, up to $3.0 million in 2000 and up to $1.8 million in 2001. Also in May 1999, Microsoft invested approximately $18 million, or $13.00 per share, for 1,372,817 shares of our common stock. We have also issued to Microsoft for no additional cash consideration a warrant to purchase 873,534 shares of common stock at an exercise price of $13.00 per share. The per share purchase price and the warrant exercise price were determined through arms length negotiations between CareerBuilder and Microsoft.

                                  THE OFFERING

Common stock offered by us...............     4,400,000 shares

Common stock offered by the selling
stockholders.............................     100,000 shares

Common stock to be outstanding after the
offering.................................     22,726,984 shares

Nasdaq National Market symbol............     CBDR

Use of proceeds..........................     - repayment of $2.3 million of
                                                debt;
                                              - working capital;
                                              - general corporate purposes; and
                                              - potential acquisitions.

The number of shares of common stock to be outstanding after the offering excludes (1) an aggregate of 3,300,000 shares of common stock reserved for issuance under our stock plans, of which 1,337,103 shares were subject to outstanding options as of May 4, 1999 at a weighted average exercise price of $1.66 per share and (2) 1,441,423 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.22 per share as of May 4, 1999. See "Management -- Stock Plans," "Description of Capital Stock -- Warrants" and Notes 8, 14 and 15 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             PERIOD FROM
                                              INCEPTION
                                           (NOVEMBER 1995)                                    THREE MONTHS
                                               THROUGH         YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                            DECEMBER 31,     ----------------------------   -----------------
                                                1995          1996      1997       1998      1998      1999
                                           ---------------   -------   -------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
Total revenue............................      $   --        $   138   $ 1,925   $  7,006   $ 1,054   $ 2,806
Gross profit.............................          --            102     1,608      5,315       864     1,689
Income (loss) from operations............         (52)        (2,412)   (7,421)   (12,018)   (3,094)   (4,345)
Net income (loss)........................         (52)        (2,416)   (7,314)   (11,987)   (3,086)   (4,448)
Preferred stock dividend requirements....          --            (71)     (549)    (1,128)     (228)     (466)
Net income (loss) available to common
  stockholders...........................         (52)        (2,487)   (7,863)   (13,115)   (3,314)   (4,914)
Basic and diluted net income (loss)
  available per share....................      $(0.01)       $ (0.48)  $ (1.80)  $  (2.92)  ($ 0.76)  $ (1.00)
Shares used to compute basic and diluted
  net income (loss) available per
  share..................................       5,468          5,133     4,366      4,494     4,371     4,928
Unaudited pro forma basic and diluted net
  income (loss) per share................                                        $  (0.87)            $ (0.27)
Shares used to compute unaudited pro
  forma basic and diluted net income
  (loss) per share.......................                                          13,850              16,223

                                                                     AS OF MARCH 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 10,214    $28,066      $78,162
Working capital (deficit)...................................     2,547     20,399       72,795
Total assets................................................    14,161     32,013       82,109
Convertible preferred stock.................................    29,917     29,917           --
Total stockholders' equity (deficit)........................   (25,866)    (8,014)      74,299

-------------------------
For an explanation of basic and diluted net income (loss) available per share, unaudited pro forma basic and diluted net income (loss) per share and the weighted average shares used to determine the basic and diluted net income
(loss) available per share and unaudited pro forma basic and diluted net income
(loss) per share, see Note 2 of Notes to Financial Statements.

The pro forma balance sheet gives effect to the sale of 1,372,817 shares of common stock for an aggregate purchase price of $17,846,621, or $13.00 per share, to Microsoft in May 1999 and the issuance of 23,990 shares of common stock pursuant to option exercises after March 31, 1999 for aggregate proceeds of approximately $5,000.

The pro forma as adjusted balance sheet gives effect to the sale of the 4,400,000 shares of common stock offered by us in the offering at an initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of a portion of the proceeds to repay the outstanding balance on our bridge loan and the conversion of all shares of preferred stock into common stock, which will occur automatically upon the closing of this offering.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and related notes, before you purchase any common stock.

WE ARE A YOUNG COMPANY SO WE HAVE ONLY A LIMITED OPERATING HISTORY WITH WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS

     We commenced operations in November of 1995, recorded our first revenue in the third quarter of 1996 and introduced the first commercial version of TeamBuilder Online in November 1997. Accordingly, we have only a limited operating history with which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the uncertainties encountered by companies in the early stages of development in new and rapidly evolving markets, specifically the online recruitment market. Some of the uncertainties we face include:

     - our ability to attract and retain a larger number of employers to recruit online using the CareerBuilder Network instead of other online recruitment providers and traditional recruiting methods;

     - our ability to attract a larger number of job seekers to the CareerBuilder.com flagship site and our interactive media company affiliates' ability to continue to attract potential job seekers to the other sites on the CareerBuilder Network; and

     - our ability to maintain our current, and add new, online interactive media companies to the CareerBuilder Network.

     If we fail to manage these risks successfully, our business, results of operations and financial condition will be materially and adversely affected.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE

     We have incurred substantial net losses in every fiscal period since we began operations. For the year ended December 31, 1998, our net loss was $12.0 million. For the quarter ended March 31, 1999, our net loss was $4.4 million. As of March 31, 1999, our accumulated deficit was approximately $26.2 million. We are not certain when we will become profitable, if at all. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially and adversely affect the market price of our common stock. We have generated relatively small amounts of revenue until recent fiscal quarters, while increasing operating expenditures in all areas, particularly in sales and marketing. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

OUR QUARTERLY RESULTS MAY FLUCTUATE, WHICH COULD CAUSE THE PRICE OF OUR COMMON STOCK TO FALL

     Our quarterly revenue and results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or results of operations fall below expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to predict and our results of operations may fluctuate for several reasons, including:

     - the online recruitment market is at an early stage of development and therefore it is difficult to predict customer demand for online recruitment offerings;

     - ADP is our principal sales channel for customers with 100 to 1,000 employees and represented approximately 34% of our total revenue in the quarter ended March 31, 1999. We have no control over ADP's selling efforts and these efforts will significantly affect our results of operations in any quarter;

     - customers may choose to pay for our services on a per-job posting basis, instead of a multi-month subscription basis; to the extent a greater proportion of our revenue is attributable to customers who choose to pay on a per-job posting basis, our operating results may fluctuate to a greater extent from period to period; for the quarter ended March 31, 1999, revenue attributable to customers who chose to pay on a per-job posting basis accounted for approximately 4% of our total revenue;

     - our cost of revenue, and therefore our operating results, are affected by the allocation of our customers' job advertisements among the CareerBuilder.com site and the other sites on the CareerBuilder Network; and

     - our cost of revenue is affected by the relative mix of sales between our sales force and sales made through ADP; for the quarter ended March 31, 1999, we paid sales commissions to ADP of approximately $386,000, or approximately 39% of revenue received from customers for which ADP acted as sales agent.

     A significant percentage of our expenses, such as employee compensation and rent, are relatively fixed. Moreover, our expense levels are based, in part, on our expectations of future revenue. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our results of operations from quarter to quarter and could result in increased or continued quarterly losses.

     Because of these factors, we believe that period to period comparisons of our results of operations are not necessarily meaningful, and therefore you should not rely on our quarterly revenue and results of operations to predict our future performance.

OUR EARNINGS MAY FLUCTUATE SEASONALLY, WHICH MAY AFFECT OUR FINANCIAL RESULTS

     Because our online recruitment business model is new, we do not know if the online recruitment market is subject to seasonal fluctuations. We believe that revenue from print media, recruiting search firms and other traditional recruiting services are generally lower in the months of August, November and December because of reduced recruiting and job search activity during vacation periods and holiday seasons. As the online recruitment market develops, we may find that similar seasonal and cyclical patterns characterize online recruiting or we may discover other seasonal patterns. In addition, we believe that we may experience lower sales through our ADP sales channel from November through January because of a year-end focus by ADP's sales force on ADP's core business, which may adversely affect our revenue. If seasonal fluctuations develop in the online recruitment market or as a result of ADP's selling efforts, our business, results of operations and financial condition could be materially and adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A RECESSION, WHICH MAY AFFECT OUR FINANCIAL RESULTS

     Online recruitment is a new industry and we do not know how sensitive our industry is to general economic conditions. Demand for online recruitment offerings may be significantly and adversely affected by the level of economic activity and employment in the United States and abroad. A recession could cause employers to reduce or postpone their recruiting efforts generally, and their online recruiting efforts in particular. Therefore, if a significant economic downturn or recession occurs in the United States or abroad, our business, results of operations and financial condition could be materially and adversely affected.

WE ARE DEPENDENT ON ADP'S SALES FORCE FOR A SIGNIFICANT PORTION OF OUR REVENUE

     ADP is our principal sales channel for customers with between 100 and 1,000 employees. Sales of our offerings by ADP accounted for approximately 34% of our total revenue in the quarter ended March 31, 1999, as compared to 21% in the quarter ended December 31, 1998. We expect ADP's contribution to our revenue to continue to increase at least through 1999. Our existing agreement with ADP may be terminated by ADP at any time after January 2002 upon 120 days notice. It is possible that ADP's sales force will not continue to market our services beyond January 2002.

     ADP may not continue to market our services at the current levels even during the remaining term of the agreement. Under our agreement, ADP is not required to achieve specific revenue targets. Based on our current revenue, our agreement with ADP provides for sales commissions to ADP ranging from 33 1/3% to 50% of revenue generated by a customer for which ADP acted as a sales agent. ADP must meet revenue-based milestones for installments under a warrant we issued to ADP to purchase shares of our common stock to vest. A more complete description of these revenue milestones and the vesting of the ADP warrant is located in "Certain Transactions -- Transactions with ADP." Our agreement with ADP generally prohibits us from entering into any reseller, distribution or similar agreement with any other payroll or benefits administration provider. Moreover, under the terms of the ADP agreement, if ADP determines that the CareerBuilder Network or TeamBuilder Online have material inadequacies that reduce their ability to perform competitively in relation to other online recruiting products, we must correct the deficiencies specified by ADP. If we fail to correct those deficiencies, ADP is free to market alternative online recruitment services, including those of our competitors, during the term of our agreement. Even after the termination of our agreement with ADP, ADP will continue to receive its share of recurring sales commission revenue derived from customers originally identified by ADP in its capacity as a sales agent for as long as these customers continue to receive any of our services for which orders were procured by ADP.

     We may not be able to attract a sufficient number of employer customers without the ADP sales channel. In addition, we may compete with ADP for sales of our services to companies employing between 500 and 1,000 persons. It is possible that we may not manage this channel conflict effectively and that our relationship with ADP could be materially and adversely affected. If our relationship with ADP is discontinued or damaged, or if the level of sales through the ADP channel is lower than expected, our business, results of operations and financial condition would be materially and adversely affected. See "Certain Transactions -- Transactions with ADP."

WE COULD BE REQUIRED TO RECORD SIGNIFICANT EXPENSES IF ADP ACHIEVES REVENUE
GOALS

     If ADP achieves specified revenue-based milestones, a warrant to purchase shares of common stock will become exercisable to purchase up to 380,000 shares of common stock commencing on each of March 31, 2001 and March 31, 2002 at an exercise price of $5.00 per share. The revenue-based milestones are measured for a specific time period by subtracting from total revenue received from customers for which ADP has acted as sales agent, sales commissions paid to ADP. In order for the March 2001 installment of the warrant to vest, revenue minus sales commission for the period from March 1, 1999 through March 30, 2001 must exceed $10.2 million. In order for the minimum number of shares under the March 2002 installment to vest, revenue minus sales commission for the period from April 1, 2001 through March 30, 2002 must exceed $23.0 million, with $30.0 million required for the maximum number of shares issuable under the installment to vest. These milestones are not projections but are solely milestones ADP must achieve for their warrants to vest. The ADP warrant contains provisions that increase the number of shares for which the warrant is exercisable if we issue additional shares, particularly for financing purposes. The maximum number of shares that are issuable upon exercise of each remaining installment of the warrant is currently 516,824 shares based on current antidilution calculations. The shares sold in this offering will not cause an increase in the number of shares for which the warrant is exercisable. After the completion of this offering, these provisions are limited so that the number of shares of common stock for which each of the installments of the warrant may be exercisable is limited to a maximum of 568,506 shares. For more information regarding this warrant, see "Certain
Transactions -- Transactions with ADP."

     If and when it becomes probable that the net revenue we will receive from ADP will reach the necessary level for either installment of the warrant to vest, we would begin to record an expense reflecting the fair value of the warrant, which will be determined in part based on the market price of the common stock. We would begin to recognize this expense on the determination of probability that the revenue targets would be achieved, continuing through the actual vesting date. We would initially estimate the amount of the expense at the time of the determination that achievement is probable, based in part on the market price of the common stock at that time. At the time of actual vesting, the fair value of the warrant would be remeasured and, if different from the value used in initially estimating the expense, the difference would be reflected as an additional charge or credit at that time. Accordingly, the higher our stock price is at the time probability is determined, or the actual vesting occurs, the more significant would be the expense we would be required to record. That expense could be spread over multiple quarters or concentrated in one quarter. If we are required to record significant expense, our results of operations for that period could fall below the expectations of our investors or public market analysts, which could cause the price of our common stock to fall substantially.

THE INTERNET IS UNPROVEN AS A RECRUITING MEDIUM

     Our future is highly dependent on a significant increase in the use of the Internet as a recruiting medium. The online recruitment market is new and rapidly evolving, and we cannot yet gauge its effectiveness as compared to traditional recruiting methods. As a result, demand and market acceptance of online recruitment offerings are uncertain. Most of our current and potential employer customers have little or no experience using the Internet for recruiting purposes and have allocated only a limited portion of their recruiting budgets to online recruiting. The adoption of online recruiting, particularly by those entities that have historically relied upon traditional methods of recruiting, requires the acceptance of a new way of conducting business, exchanging information and advertising for jobs. Such customers may find online recruiting to be less effective for meeting their hiring needs relative to traditional methods of recruiting employees. We cannot assure you that the online recruitment market will continue to emerge or become sustainable. If the online recruitment market fails to develop or develops more slowly than we expect, our business, results of operations and financial condition would be materially and adversely affected.

OUR BUSINESS MODEL IS UNPROVEN

     We first recorded revenue in September 1996 from sales of TeamBuilder Software. At that time, software sales were a significant component of our revenue. Beginning in late 1997, we began offering online subscriptions by means of TeamBuilder Online and software sales became a smaller component of our revenue. In May 1998, we again evolved our business model when we introduced the CareerBuilder Network, enabling our customers to advertise job openings across a network of affiliate sites. Accordingly, our business model and profit potential are unproven. To be successful, we must develop and market online recruitment offerings that achieve broad market acceptance by employers, job seekers and interactive media companies. In addition, CareerBuilder.com and the CareerBuilder Network affiliate sites must generate sufficient job seeker traffic with demographic characteristics attractive to our employer customers.

     It is possible that we will be required to further adapt our business model in response to additional changes in the online recruitment market or if our current business model is not successful. If we are not able to anticipate changes in the online recruitment market or if our business model is not successful, our business, financial condition and results of operations would be materially and adversely affected.

WE MAY BE UNABLE TO CONTINUE TO BUILD AWARENESS OF THE "CAREERBUILDER.COM" BRAND NAME

     We believe that continuing to build awareness of the "CareerBuilder.com" brand name is critical to achieving widespread acceptance of our online recruitment offerings. Brand recognition is a key differentiating factor among providers of online recruitment offerings and we believe it could become more important as competition in the online recruitment market increases. From November 1995 to March 31, 1999, we have recorded approximately $25.1 million in sales and marketing expenses. We may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers. If we fail to successfully promote and maintain our brand or incur significant expenses in promoting our brand, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY HAVE DIFFICULTY MAINTAINING AND EXPANDING THE CAREERBUILDER NETWORK

     We believe that a primary reason the CareerBuilder Network is valuable to employers is that the websites of the premier interactive media companies who have executed agreements with us for the development of career sites to be a part of the CareerBuilder Network appeal to a variety of distinct Internet user communities in strategic broad-based, vertical, geographic and diversity categories. Our agreements with these CareerBuilder Network affiliate members generally have one-year terms, subject to extension. As of the date of this prospectus, all of the affiliate agreements that have reached the end of their initial terms have been renewed. However, although presently we have no reason to believe that any of our affiliate members will not renew their current agreements, we cannot be sure that in the future all affiliate agreements will be renewed. In addition, one of our key business strategies is to expand the CareerBuilder Network by adding additional interactive media affiliates targeting a variety of distinct online audiences. If an affiliate member declines to renew its agreement with us and withdraws from the CareerBuilder Network, and if we are unable to find a suitable replacement for that affiliate member, or if we otherwise are not successful in our efforts to expand the CareerBuilder Network, the CareerBuilder Network may be less valuable to employers, and our business, results of operations and financial condition could be materially and adversely affected.

OUR PLANS FOR INTERNATIONAL EXPANSION MAY NOT SUCCEED

     Our strategy includes expansion into international markets through a combination of partnerships, acquisitions and internal business expansion. Our future international operations might not succeed for a number or reasons, including:

     - difficulties in staffing and managing foreign operations;

     - competition from local and foreign-based recruitment services;

     - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

     - taxation issues;

     - unexpected changes in trading policies, regulatory requirements and exchange rates;

     - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

     - seasonal reductions in business activity;

     - language and cultural differences;

     - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property; and

     - general political and economic trends.

     Accordingly, we may not be able to successfully execute our business plan in foreign markets. If revenue from international ventures is not adequate to cover our investment in those ventures, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY HAVE DIFFICULTY IN IDENTIFYING AND COMPETING FOR ACQUISITION
OPPORTUNITIES

     Our business strategy includes the pursuit of strategic acquisitions. From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. We currently do not have active negotiations, commitments or agreements with respect to any acquisition.

     In executing our acquisition strategy, we may be unable to identify suitable acquisition candidates. In addition, we expect to face competition from other providers of online recruitment solutions for acquisition candidates, making it more difficult to acquire suitable companies on favorable terms.

PURSUING AND COMPLETING POTENTIAL ACQUISITIONS COULD DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY NOT PRODUCE THE DESIRED BUSINESS RESULTS

     If we pursue any acquisition, our management could spend a significant amount of time and effort in identifying, negotiating and completing the acquisition. If we complete an acquisition, we may have to devote a significant amount of time and management and financial resources to integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, or cash, including the proceeds from this offering, or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity will be reduced. In addition, from an accounting perspective, an acquisition may involve non-recurring charges or involve amortization of significant amounts of goodwill that could adversely affect our results of operations.

     Despite the investment of these management and financial resources, an acquisition may not produce the revenue, earnings or business synergies that we anticipated, and an acquired service or technology may not perform as expected for a variety of reasons, including:

     - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

     - risks of entering markets in which we have no or limited prior experience;

     - the applicability of rules and regulations that might restrict our ability to operate; and

     - the potential loss of key employees of the acquired company.

     Accordingly, our acquisition efforts may not succeed, and the time, capital and management and other resources spent on an acquisition that failed to meet our expectations could cause our business, results of operations and financial condition to be materially and adversely affected.

WE ARE EXPERIENCING RAPID GROWTH, WHICH MAY STRAIN OUR RESOURCES

     Our rapid growth has sometimes strained, and may in the future strain, our managerial and other resources. Our acquisition strategy and plans for international expansion could further increase our growth and place additional burdens on our resources. Our ability to manage growth will depend, in part, on our ability to continue to enhance our operating, financial and management information systems. Our personnel, systems, procedures and controls may not be adequate to support our growth. If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially and adversely affected.

IF WE LOSE THE SERVICES OF A NUMBER OF KEY EXECUTIVES, OUR BUSINESS COULD SUFFER

     Our future success depends upon the skills, experience and efforts of our executive officers and key technical employees, in particular Robert J. McGovern, our Chairman of the Board, President and Chief Executive Officer. Mr. McGovern founded CareerBuilder in 1995 and has been instrumental in determining our structure, direction and focus. None of our employees have employment agreements with us. If we lose the services of Mr. McGovern or any of our other executive officers or other key employees, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY

     We depend upon the ability to attract, hire, train and retain highly skilled technical, sales and marketing, and support personnel, particularly with expertise in Internet solutions and online recruiting. Competition for qualified personnel throughout our industry is intense. If we fail to attract, hire or retain such personnel, our business, results of operations and financial condition could be materially and adversely affected. We may experience difficulty providing the proper level of service to our customers or incur increased costs due to rising salary and benefit levels. In particular, we plan to expand our sales and marketing and customer support organizations. Based on our experience, it takes an average of four months for a new salesperson to achieve targeted levels of productivity. If we are not successful in hiring additional qualified salespeople or increasing the productivity of our existing sales force, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY LOSE BUSINESS IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES

     Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving requirements for online recruitment software and solutions. Trends that could have a critical impact on our success include:

     - rapidly changing technology in the area of online recruiting;

     - evolving industry standards, including both formal and de facto standards relating to online recruiting;

     - developments and changes relating to the Internet;

     - competing products and services that offer increased functionality; and

     - changes in employer and job seeker requirements.

     If we are unable to develop and introduce new products and services, or enhancements to existing products and services, in a timely and successful manner, our business, results of operations and financial condition could be materially and adversely affected.

WE HAVE SIGNIFICANT COMPETITION FROM A VARIETY OF SOURCES

     The market for online recruitment solutions is intensely competitive and highly fragmented. We compete with companies, including recruiting search firms, that offer a single database "job board" solution, such as Monster.com and Career Mosaic, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. We also compete with large Internet information hubs, or portals, such as AOL.com. We may experience competition from potential customers to the extent that they develop their own online recruitment offerings internally. In addition, we compete with traditional recruiting services, such as newspapers and employee recruiting agencies, for a share of employers' total recruiting budgets. We expect to face additional competition as other established and emerging companies, including print media companies and employee recruiting agencies with established brands, enter the online recruitment market. We may also face competition from organizations that choose to develop online recruitment offerings internally. It is also possible that, as the online recruitment market develops and new products and services are introduced, we may face competition from the members of the CareerBuilder Network.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their offerings and to offer more comprehensive solutions.

     We believe that there will be rapid business consolidation in the online recruitment industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. As a result of these and other factors, if we are not able to compete effectively with current or future competitors, our business, results of operations and financial condition could be materially and adversely affected.

WE HAVE A NUMBER OF RISKS ASSOCIATED WITH THE YEAR 2000

     Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant. Significant uncertainties exist in the software industry concerning the potential effects associated with the failure of computer systems and software to be year 2000 compliant. We have completed an assessment of the year 2000 readiness of our products and systems. We cannot, however, be certain that we have identified all of the potential risks to our business that could result from matters related to the year 2000. We have identified the following risks that you should be aware of:

     - UNDETECTED YEAR 2000 PROBLEMS COULD MATERIALLY AND ADVERSELY AFFECT OUR CURRENTLY SUPPORTED PRODUCTS. We believe that all of the products and services we currently offer to our customers were year 2000 compliant at the time of installation or launch, and we have conducted tests to validate their compliance. We cannot be certain, however, that these tests would have detected all potential year 2000 problems. The failure of our currently supported products to be fully year 2000 compliant could result in claims by or liability to our customers, job seekers and members of the CareerBuilder Network, in which case our business, results of operations and financial condition could be materially and adversely affected. We are also developing a redundant, out-sourced data center as protection against the failure of the CareerBuilder Network or its associated software. However, these precautions may not be sufficient to prevent a failure of the CareerBuilder Network.

     - YEAR 2000 PROBLEMS COULD MATERIALLY AND ADVERSELY AFFECT THE CAREERBUILDER NETWORK. It is possible that members of the CareerBuilder Network will experience problems with their Internet sites due to software that is not year 2000 compliant, leading to disruptions on the CareerBuilder Network, which could cause our business, results of operations and financial condition to be materially and adversely affected.

     - YEAR 2000 PROBLEMS COULD MATERIALLY AND ADVERSELY AFFECT OUR INTERNAL SYSTEMS. We have reviewed year 2000 compliance statements made by the vendors for some of our internal software systems, such as accounting and database management, and we have conducted tests to validate the year 2000 compliance of our internal software systems. Based on these procedures, we believe that our internal systems are year 2000 compliant. However, it is possible that such systems could contain undetected problems that could cause serious and costly disruptions which would have a material adverse effect on our business, results of operations and financial condition. We maintain off-site backup data for our internal systems. However, these precautions may not prevent disruptions in the event our internal systems do not perform as expected.

     - YEAR 2000 PROBLEMS COULD DISRUPT ADP'S OPERATIONS. We have questioned representatives of ADP and have reviewed publicly available disclosure as to ADP's year 2000 readiness. Based on this review, we have no reason to believe that ADP will experience substantial year 2000 problems. Notwithstanding this review, disruption of ADP's operations resulting from year 2000 problems could have a negative impact on us. ADP's sales and billing efforts on our behalf could be delayed or halted. ADP also performs our payroll functions. There could be significant delays in sending out bills and paying our employees if ADP experiences year 2000 problems.

     - PURCHASING PATTERNS OF OUR CUSTOMERS COULD BE MATERIALLY AND ADVERSELY AFFECTED BY YEAR 2000 ISSUES. The purchasing patterns of our customers and potential customers may be materially and adversely affected by year 2000 issues because they may be required to expend significant resources on year 2000 compliance matters, rather than investing in new online recruitment services such as those we offer. In addition, as the new year approaches, employers may elect to spend a greater portion of their recruiting budgets on traditional recruitment methods rather than risk disruption in their job advertisements in the event of technical difficulties related to year 2000 problems.

     - YEAR 2000 PROBLEMS COULD AFFECT THE INTERNET. Disruptions caused by year 2000 problems could affect Internet usage generally, which could cause our business, results of operations and financial condition to be materially and adversely affected.

OUR COMPUTER SYSTEMS AND THE COMPUTER SYSTEMS OF OUR CAREERBUILDER NETWORK AFFILIATES COULD FAIL OR OVERLOAD

     The success of our online recruitment offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems. Our communications hardware and other computer hardware operations that maintain the CareerBuilder Network are located at Global Center's facilities in Herndon, Virginia. Fire, floods, earthquakes, power loss, telecommunications failures and similar events could damage or cause interruptions in these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect CareerBuilder.com or other sites on the CareerBuilder Network. If our systems or the systems of any of the Internet sites of the members of the CareerBuilder Network are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected. Our insurance policies may not cover, or if covered, may not adequately compensate us for, any losses that may occur due to any failures or interruptions in our systems or the systems of the Internet sites of the members of the CareerBuilder Network. We do not presently have any secondary "off-site" systems or a formal disaster recovery plan.

     In addition, CareerBuilder.com and the Internet sites of the other members of the CareerBuilder Network must accommodate a high volume of traffic and deliver frequently updated information. CareerBuilder.com and the Internet sites of each of the members of the CareerBuilder Network have in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our users depend on Internet service providers and other Internet site operators for access to CareerBuilder.com and the Internet sites of the members of the CareerBuilder Network. Many of the Internet service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

If we experience any of these problems, our business, results of operations and financial condition could be materially and adversely affected.

WE RELY ON TECHNOLOGY THAT IS OWNED BY THIRD PARTIES

     We license technology that is incorporated into our services and related products from third parties. Examples include licenses from Centura Software Corporation, for database technology, and from Verity, Inc., for full-text indexing and searching technology. These licenses are perpetual. In light of the rapidly evolving nature of Internet technology, we may increasingly need to rely on technology from other vendors. Technology from others may not continue to be available to us on commercially reasonable terms, if at all. The loss or inability to access such technology could result in delays in our development and introduction of new services and related products or enhancements until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. If we experience such delays, our business, results of operations and financial condition could be materially and adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR SOFTWARE CONTAINS BUGS

     Our software products, including TeamBuilder Online and TeamBuilder Software, could contain undetected errors or "bugs" that could adversely affect their performance. Additionally, we regularly introduce new releases and periodically introduce new versions of our software products. The occurrence of errors in our current products or new products or enhancements could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation and damage to our efforts to build brand awareness, any of which could cause our business, results of operations and financial condition to be materially and adversely affected.

OUR BUSINESS IS DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

     Our success will depend, in large part, upon the development and maintenance of the Internet infrastructure as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products, such as high speed modems, for providing reliable Internet access and services. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable resources to adapt our offerings accordingly. Furthermore, in the past, the Internet has experienced a variety of outages and other delays. Any future outages or delays could affect the Internet sites on which our customers' job advertisements are posted and the willingness of employers and job seekers to use our online recruitment offerings. If any of these events occur, our business, results of operations and financial condition could be materially and adversely affected.

BREACHES OF INTERNET SECURITY COULD ADVERSELY AFFECT OUR BUSINESS

     The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security on the Internet could deter more people from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as a job seeker's resume or an employer's hiring needs. We may be required to incur significant costs to protect against the threat of security breaches to CareerBuilder.com and the CareerBuilder Network or to alleviate problems caused by such breaches. If any of these events occur, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY BE ADVERSELY AFFECTED BY GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES ASSOCIATED WITH THE INTERNET

     Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, but the legislative and regulatory treatment of the Internet remains largely unsettled. The U.S. Congress recently adopted Internet laws regarding copyrights, taxation and the protection of children. In addition, a number of other legislative and regulatory proposals under consideration by federal, state, local and foreign governments could lead to additional laws and regulations affecting the right to collect and use personally identifiable information, online content, user privacy, taxation, access charges and liability for third-party activities, among other things. For example, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     Although our transmissions originate from Virginia, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of user information. Courts may seek to apply existing laws not explicitly relating to the Internet in ways that could impact the Internet, and it may take years to determine whether and how laws such as those governing intellectual property, privacy, libel and taxation will affect the Internet and the online recruitment industry.

     Existing or future laws or regulations affecting the Internet could lessen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium, and could reduce the demand for our services or increase our cost of doing business, all of which could cause our business, financial condition and results of operations to be materially and adversely affected.

WE MAY BE LIABLE FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET

     We may be sued for defamation, negligence, copyright or trademark infringement, personal injury or other legal claims relating to information that is published or made available on CareerBuilder.com and the other sites on the CareerBuilder Network. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be sued for the content that is accessible from CareerBuilder.com and the other CareerBuilder Network sites through links to other Internet sites or through content and materials that may be posted by members in chat rooms or bulletin boards. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email, or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and therefore may not adequately protect us against these types of claims. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not found liable. If any of these events occur, our business, results of operations and financial condition could be materially and adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Our success depends to a significant degree upon the protection of our proprietary technology, including TeamBuilder Software and TeamBuilder Online. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. If this were to occur, our business, results of operations and financial condition could be materially and adversely affected.

     We rely upon a combination of patents, copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. Moreover, the laws of other countries in which we may market our services in the future may afford little or no effective protection of our intellectual property.

     If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

OTHERS COULD CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY

     Although we attempt to avoid infringing known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third party proprietary rights. If we were to discover that any element of our online recruitment offerings violates third party proprietary rights, we might not be able to obtain licenses on commercially reasonable terms to continue offering our entire online recruitment offerings without substantial reengineering and that any effort to undertake such reengineering might not be successful. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, which are confidential when filed, with regard to similar technologies.

     Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. If any of these events occurred, our business, results of operations and financial condition could be materially and adversely affected.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL CAPITAL AS NEEDED IN THE FUTURE, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional capital, however, to fund more rapid expansion, both in the United States and internationally, to develop new and to enhance existing services to respond to competitive pressures, and to acquire complementary services, businesses or technologies. We have raised capital through the issuance of equity securities three times since January 1998. If we raise additional funds through further issuances of equity or convertible debt securities, the percentage of ownership of our current stockholders will be reduced and such securities may have rights, preferences and privileges senior to those of our current stockholders, including stockholders purchasing shares in this offering. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS AND INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE OFFERING PRICE

     We cannot predict the extent to which investors' interest in us will lead to the development of a trading market or how liquid the market might become. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market, but was negotiated between us and the underwriters. The price of the common stock that will prevail in the market after the offering may be higher or lower than the price you pay. The stock market in general and the market prices of shares in newly public technology companies, particularly those such as ours that offer Internet-based products and services, have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market price of our common stock could be highly volatile and subject to wide fluctuations in response to many factors, including the following:

     - quarterly variations in our results of operations;

     - adverse business developments impacting CareerBuilder;

     - changes in financial estimates by securities analysts;

     - investor perception of CareerBuilder and online recruitment services in general;

     - announcements by our competitors of new products and services; and

     - general economic conditions both in the United States and in foreign countries.

     Fluctuations in our common stock's price may affect our visibility and credibility in the online recruitment market. In the event of broad fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the offering price.

     Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management's attention that could cause our business, results of operations and financial condition to be materially and adversely affected.

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT

     Purchasers of shares of common stock in this offering will experience immediate and substantial dilution of $9.73 in the pro forma net tangible book value per share of common stock (at a public offering price of $13.00 per share). The public offering price per share of common stock is substantially higher than the net tangible book value per share of common stock. This dilution is due in large part to the fact that earlier investors in CareerBuilder paid substantially less than the public offering price when they purchased their shares of common stock. The exercise of outstanding options and warrants to purchase our common stock will result in additional dilution per share. See "Certain Transactions -- Transactions with ADP."

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, AND THIS COULD DEPRESS OUR STOCK PRICE

     Delaware corporate law and our certificate of incorporation and by-laws contain provisions that could have the effect of delaying, deferring or preventing a change in control of CareerBuilder or our management. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - authorize the issuance of "blank check" preferred stock, which is preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of common stock;

     - provide for a staggered Board of Directors, so that it would take three successive annual meetings to replace all directors;

     - prohibit stockholder action by written consent; and

     - establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting.

FUTURE SALES BY EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     Immediately following this offering, there will be 22,726,984 shares of our common stock outstanding, or 23,401,984 shares if the underwriters exercise their over-allotment option in full. Sales of our common stock in the public market following this offering could adversely affect the market price of our common stock. Moreover, the perception in the public market that such sales could occur could depress the market price of the common stock. All of the shares sold in this offering will generally be freely tradable in the open market. Substantially all of the restricted securities are subject to lock-up agreements with the underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock for a period of 180 days after the completion of this offering without the underwriters' prior permission. The following sets forth information regarding potential sales of restricted securities:

     - no shares will be eligible for immediate resale;

     - 40,865 shares will be eligible for resale beginning 90 days after the date of this prospectus;

     - 14,828,317 additional shares will be eligible for resale beginning 180 days after the date of this prospectus; and

     - the remainder of the shares will be eligible for resale from time to time thereafter.

     We intend to register an aggregate of up to 3,300,000 shares of common stock which may be issued under our Stock Option Plan, 1999 Stock Incentive Plan, 1999 Director Stock Option Plan and 1999 Employee Stock Purchase Plan after this offering. No shares will be issuable under the 1999 Employee Stock Purchase Plan until at least six months after the closing of this offering.

     Some of our existing stockholders and warrantholders have the right to require us to register their shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock, they can sell those shares in the public market.

OUR OFFICERS AND DIRECTORS WILL EXERCISE SIGNIFICANT CONTROL OVER OUR AFFAIRS, WHICH COULD RESULT IN THEIR TAKING ACTIONS OF WHICH OTHER STOCKHOLDERS DO NOT APPROVE

     We anticipate that the executive officers, directors and entities affiliated with them will control approximately 58.7% of our outstanding common stock following the completion of this offering. These stockholders, if they act together, may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of CareerBuilder and might affect the market price of the common stock.

WE MAY ALLOCATE THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH THE STOCKHOLDERS MAY NOT AGREE

     We have not identified specific uses for the proceeds from the offering, and we can spend most of the proceeds of this offering in ways with which you may not agree. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $52.4 million (approximately $60.6 million if the underwriters' overallotment option is exercised in full) from the sale of the shares of common stock offered by us, at an initial public offering price of $13.00, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

     We intend to use a portion of the net proceeds to repay all amounts outstanding under our bridge loan. The bridge loan is secured by substantially all of our assets and bears interest at a variable rate. As of March 31, 1999, the interest rate for the bridge loan was 12.75%. The bridge loan matures on the earlier of June 30, 1999 or the date of other specified events, including the closing of this offering. As of March 31, 1999, the outstanding balance of the bridge loan was $2.3 million.

     We expect to use the remaining net proceeds from this offering for working capital and other general corporate purposes. In addition, although we are not currently participating in any active negotiations and have no commitments or agreements with respect to any acquisition, we might in the future use a portion of the remaining proceeds to pay for acquisitions. We intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments until they are used.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to fund the development and growth of our business. The terms of our revolving credit agreement restrict our ability to declare and pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999 the short-term debt and the capitalization of CareerBuilder (1) on an actual basis, (2) on a pro forma basis after giving effect to the sale of 1,372,817 shares of common stock for an aggregate of $17,846,621, or $13.00 per share, to Microsoft in May 1999 and the issuance of 23,990 shares of common stock pursuant to option exercises after March 31, 1999 for aggregate proceeds of approximately $5,000, and (3) on a pro forma as adjusted basis after giving effect to the sale by CareerBuilder of the 4,400,000 shares of common stock offered by it hereby at an initial public offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by CareerBuilder and the use of a portion of the proceeds to repay the outstanding balance on the bridge loan, the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 11,856,295 shares of common stock upon the closing of the offering, and the filing upon the closing of the offering of CareerBuilder's Amended and Restated Certificate of Incorporation to increase the number of authorized shares to 50,000,000 and authorize CareerBuilder to issue 10,000,000 shares of preferred stock. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                                        MARCH 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Short-term debt.............................................  $  3,840   $  3,840     $  1,540
                                                              ========   ========     ========
Convertible preferred stock:
  Class A convertible preferred stock, $.001 par value per
    share; 1,562,500 shares authorized, 1,507,500 shares
    issued and outstanding (actual and pro forma); no shares
    authorized, issued or outstanding (pro forma as
    adjusted)...............................................  $    482   $    482     $ --
  Class B convertible preferred stock, $.001 par value per
    share; 2,151,420 shares authorized, 2,071,420 shares
    issued and outstanding (actual and pro forma); no shares
    authorized, issued or outstanding (pro forma as
    adjusted)...............................................     1,574      1,574       --
  Class C convertible preferred stock, $.001 par value per
    share; 3,188,889 shares authorized, issued and
    outstanding (actual and pro forma); no shares
    authorized, issued or outstanding (pro forma as
    adjusted)...............................................     4,566      4,566       --
  Class D convertible preferred stock, $.001 par value per
    share; 2,045,785 shares authorized, issued and
    outstanding (actual and pro forma); no shares
    authorized, issued or outstanding (pro forma as
    adjusted)...............................................     7,279      7,279       --
  Class E convertible preferred stock, $.001 par value per
    share; 1,024,351 shares authorized, issued and
    outstanding (actual and pro forma); no shares
    authorized, issued or outstanding (pro forma as
    adjusted)...............................................     5,030      5,030       --
  Class F convertible preferred stock, $.001 par value per
    share; 2,018,350 shares authorized, issued and
    outstanding (actual and pro forma); no shares
    authorized, issued and outstanding (pro forma as
    adjusted)...............................................    10,986     10,986       --
                                                              --------   --------     --------
        Total convertible preferred stock...................    29,917     29,917       --
Stockholders' equity (deficit):
  Preferred stock, $.001 par value; no shares authorized,
    issued or outstanding (actual); 10,000,000 shares
    authorized, no shares issued or outstanding (as
    adjusted)...............................................     --         --          --
  Common stock, $.001 par value per share; 21,000,000 shares authorized, 5,073,882 shares issued and outstanding
    (actual); 50,000,000 shares authorized, 6,470,689 shares
    issued and outstanding (pro forma); 50,000,000 shares
    authorized, 22,726,984 shares issued and outstanding
    (pro forma as adjusted)(1)..............................         5          6           23
  Additional paid-in capital................................       346     18,197      100,493
  Accumulated deficit.......................................   (26,217)   (26,217)     (26,217)
                                                              --------   --------     --------
        Total stockholders' equity (deficit)................   (25,866)    (8,014)      74,299
                                                              --------   --------     --------
Total capitalization........................................  $  4,051     21,903     $ 74,299
                                                              ========   ========     ========

-------------------------
(1) Excludes (a) an aggregate of 3,300,000 shares of common stock reserved for issuance under CareerBuilder's stock plans of which 1,337,103 shares were subject to outstanding options as of May 4, 1999 at a weighted average exercise price of $1.66 per share, and (b) 1,441,423 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.22 as of May 4, 1999. See "Management -- Stock Plans," "Description of Capital Stock -- Warrants," and Notes 8, 14 and 15 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of CareerBuilder as of March 31, 1999 was $21,814,000 or $1.19 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the sale by CareerBuilder of 1,372,817 shares of common stock to Microsoft, the issuance of 23,990 shares of common stock pursuant to option exercises after March 31, 1999 and the automatic conversion of all shares of preferred stock into common stock at the closing of the offering. After giving effect to the sale of the shares of common stock offered by CareerBuilder pursuant to this offering at an initial public offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by CareerBuilder, CareerBuilder's pro forma net tangible book value as of March 31, 1999 would have been approximately $74,210,000 or $3.27 per share. This value represents an immediate increase in such pro forma net tangible book value of $2.08 per share to existing stockholders and an immediate dilution of $9.73 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution:

Initial public offering price...............................              $13.00
     Pro forma net tangible book value at March 31, 1999....   $1.19
     Increase attributable to this offering.................    2.08
Pro forma net tangible book value after this offering.......                3.27
                                                                          ------
Dilution to new investors...................................              $ 9.73
                                                                          ======

     The following table summarizes, as of March 31, 1999 on the pro forma basis described above, the total number of shares of common stock purchased from CareerBuilder, the total consideration paid and the average price paid per share by the existing stockholders and by the new investors based upon an initial public offering price of $13.00 per share before deducting the estimated underwriting discounts and commissions and offering expenses payable by
CareerBuilder:

                                       SHARES PURCHASED      TOTAL CONSIDERATION
                                     --------------------   ----------------------   AVERAGE PRICE
                                       NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                     ----------   -------   ------------   -------   -------------
Existing stockholders..............  18,326,984     80.6%   $ 47,936,000     45.6%      $ 2.62
New investors......................   4,400,000     19.4      57,200,000     54.4        13.00
                                     ----------    -----    ------------    -----
          Total....................  22,726,984    100.0%   $105,136,000    100.0%
                                     ==========    =====    ============    =====

Sales of shares by the selling stockholders in this offering will decrease the number of shares held by existing stockholders to 18,226,984, or 80.2% of the total shares, and will increase the number of shares held by new investors to 4,500,000, or 19.8% of the total shares.

     As of May 4, 1999, there were also outstanding options to purchase an additional 1,337,103 shares of common stock at a weighted average exercise price of $1.66 per share. In addition, warrants to purchase 1,441,423 shares of common stock at a weighted average exercise price of $12.22 per share were outstanding as of May 4, 1999. To the extent these options or warrants are exercised, there will be further dilution to new investors in the pro forma net tangible book value of their shares. See "Management -- Stock Plans" and Notes 8, 14 and 15 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from, and are qualified by reference to, audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the period from CareerBuilder's inception in November 1995 through December 31, 1995 are derived from unaudited financial statements of the Company that do not appear in this prospectus. The statement of operations data for the three months ended March 31, 1998 and 1999, and the balance sheet data as of March 31, 1999, are derived from the unaudited financial statements of the Company included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of CareerBuilder's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                       PERIOD FROM
                                        INCEPTION                                              THREE MONTHS ENDED
                                     (NOVEMBER 1995)          YEAR ENDED DECEMBER 31,               MARCH 31,
                                         THROUGH            ----------------------------       -------------------
                                    DECEMBER 31, 1995        1996      1997       1998           1998       1999
                                    -----------------       -------   -------   --------       --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Service fees....................       $   --             $    94   $ 1,263   $  6,648       $   903    $ 2,776
  Software license fees...........           --                  44       662        358           151         30
                                         ------             -------   -------   --------       -------    -------
    Total revenue.................           --                 138     1,925      7,006         1,054      2,806
Cost of revenue:
  Service fees....................           --                  30       197      1,629           173      1,110
  Software license fees...........           --                   6       120         62            17          7
                                         ------             -------   -------   --------       -------    -------
    Total cost of revenue.........           --                  36       317      1,691           190      1,117
                                         ------             -------   -------   --------       -------    -------
Gross profit......................           --                 102     1,608      5,315           864      1,689
                                         ------             -------   -------   --------       -------    -------
Operating expenses:
  Product development.............           --                 521     1,310      2,293           592        629
  General and administrative......           52                 663     1,267      2,305           508        709
  Sales and marketing.............           --               1,330     6,452     12,735         2,858      4,621
  Equity-based expense............           --                  --        --         --            --         75
                                         ------             -------   -------   --------       -------    -------
    Total operating expenses......           52               2,514     9,029     17,333         3,958      6,034
                                         ------             -------   -------   --------       -------    -------
Income (loss) from operations.....          (52)             (2,412)   (7,421)   (12,018)       (3,094)    (4,345)
Net interest income (expense).....           --                  (4)      107         31             8       (103)
                                         ------             -------   -------   --------       -------    -------
Net income (loss).................          (52)             (2,416)   (7,314)   (11,987)       (3,086)    (4,448)
                                         ------             -------   -------   --------       -------    -------
Preferred stock dividend
  requirements....................           --                 (71)     (549)    (1,128)         (228)      (466)
Net income (loss) available to
  common stockholders.............       $  (52)            $(2,487)  $(7,863)  $(13,115)      $(3,314)   $(4,914)
                                         ======             =======   =======   ========       =======    =======
Basic and diluted net income
  (loss) available per share......       $(0.01)            $ (0.48)  $ (1.80)  $  (2.92)      $ (0.76)   $ (1.00)
Shares used to compute basic and
  diluted net income (loss)
  available per share.............        5,468               5,133     4,366      4,494         4,371      4,928
Unaudited pro forma basic and
  diluted net income (loss) per
  share...........................                                              $  (0.87)                 $ (0.27)
Shares used to compute unaudited
  pro forma basic and diluted net
  income (loss) per share.........                                                13,850                   16,223

                                                                  DECEMBER 31,
                                                       -----------------------------------       MARCH 31,
                                                       1995    1996      1997       1998           1999
                                                       ----   -------   -------   --------       ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $454   $    82   $ 1,909   $  2,709       $ 10,214
Working capital (deficit)............................   454      (520)     (131)    (3,899)         2,547
Total assets.........................................   475       371     3,589      6,042         14,161
Convertible redeemable preferred stock...............    --     2,135    10,700     18,931         29,917
Stockholders' equity (deficit).......................   475    (2,440)   (9,752)   (21,520)       (25,866)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of CareerBuilder should be read in conjunction with "Selected Financial Data" and Financial Statements and Notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. CareerBuilder's actual results may differ materially from those anticipated in these forward-looking statements as a result of factors that include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     CareerBuilder provides comprehensive online recruitment offerings for employers and job seekers. CareerBuilder was founded in November 1995 and has grown from 7 employees at March 31, 1996 to 113 employees at March 31, 1999. During the period from inception in November 1995 to September 1996, CareerBuilder had insignificant revenue and was primarily engaged in developing online recruiting technology, specifically TeamBuilder Software and the CareerBuilder.com career site. During July and August of 1996, CareerBuilder expanded its operations by adding direct sales and marketing personnel. CareerBuilder's sales commenced in September 1996. CareerBuilder began generating more significant revenue in the fourth quarter of 1996 through the sale of perpetual licenses for TeamBuilder Software and through customer service fees for monthly subscriptions. In November 1997, CareerBuilder introduced TeamBuilder Online, to provide Internet-based access to its online recruitment offerings. In May 1998, CareerBuilder launched the CareerBuilder Network by hosting the career sites located on the Internet sites of interactive media companies.

     CareerBuilder's revenue is derived principally from service fees and, to a lesser extent, license fees for TeamBuilder Software. From its inception in November 1995 through December 31, 1997, CareerBuilder generated approximately 66% of its total revenue from service fees and 34% from software license fees. In 1998, service fees accounted for more than 95% of total revenue. CareerBuilder expects that service fee revenue will continue to account for a substantial portion of its revenue for the foreseeable future.

     - SERVICE FEES.  Service fees include:

        - subscription fees received from customers that post up to a specific number of job advertisements per month on the career sites that constitute the CareerBuilder Network;

        - banner and other employment advertising fees; and

        - fees for recruiting services provided by CareerBuilder.

       Subscription fees represented 89% of our service fees during the quarter ended December 31, 1998. Customers typically subscribe for three-, six- or twelve-month subscriptions. Customers may also subscribe on an individual posting basis. TeamBuilder Online is provided to customers as part of their monthly service or individual advertising fee. CareerBuilder does not charge an initial fee. Customers have the option of electing to receive additional set-up assistance for a modest fee. The subscription fees are recognized ratably over the subscription period. If additional set-up assistance is elected, the set-up fees are generally recognized at the time the service is performed. Revenue from specific numbers of individual monthly postings are recognized during the month following the month such postings are made. Revenue from banner and other employment advertising on CareerBuilder.com is recognized when the advertising impressions are delivered. Fees for recruiting services are recognized as the services are performed.

     - SOFTWARE LICENSE FEES. Software license fees are generated from sales of TeamBuilder Software. Customers generally purchase a perpetual license for TeamBuilder Software and associated features, with an average license fee for sales made in 1998 of approximately

       $8,100. Revenue from the sale of perpetual software licenses is composed of gross revenue less estimated returns, and is recognized upon delivery to customers.

     The members of the CareerBuilder Network receive a portion of the subscription fee from customers that choose to post job advertisements on their respective career sites. The portion of the subscription fee paid to members of the CareerBuilder Network is included in cost of revenue. In addition, CareerBuilder pays fees, including advertising and marketing fees, to four current CareerBuilder Network members, and, in one case, may offset a portion of these advertising fees through job advertising fees paid to this member. Under its service and distribution agreement with Microsoft, CareerBuilder will be required to pay Microsoft up to $786,000 in 1999, up to $3.0 million in 2000 and up to $1.8 million in 2001 if Microsoft achieves agreed upon website traffic goals.

     CareerBuilder is party to a joint marketing and sales representative agreement with ADP. Pursuant to the joint marketing and sales representative agreement, ADP receives a percentage of the total monthly revenue received by CareerBuilder from orders procured by ADP. This sales commission fee is included in CareerBuilder's cost of revenue. The sales commission fee as a percentage of service fee revenue varies based on the relative job posting activity of these customers between CareerBuilder.com and the other sites on the CareerBuilder Network. CareerBuilder recognizes all of the revenue derived from the ADP sales channel. ADP is generally responsible for billing and collecting from these customers. Revenue from orders procured by ADP accounted for approximately 11% of CareerBuilder's total revenue in 1998, and for 34% of its total revenue for the quarter ended March 31, 1999. CareerBuilder expects revenue from this joint marketing and sales representative agreement to increase in 1999 as a percentage of its total revenue.

     CareerBuilder's cost of revenue as a percentage of revenue has increased over the last several quarters. This increase primarily resulted from two factors:

     - an increase in sales commissions paid to ADP; and

     - an increase in fees paid to members of the CareerBuilder Network. CareerBuilder believes that cost of revenue will continue to increase in 1999 as a percentage of revenue due to these factors.

     In connection with the execution of the joint marketing and sales representative agreement and its amendment and the sale of shares of capital stock to ADP, CareerBuilder issued a warrant to ADP, which vests in three installments. The first installment of 380,000 shares vested at the signing of the amendment. CareerBuilder also issued two warrants representing the right to purchase up to an aggregate of 147,321 shares of common stock in connection with an agreement with NBC Multimedia, Inc., an affiliate member of the CareerBuilder Network. CareerBuilder expects to recognize approximately $2.4 million of expense related to the ADP and NBC warrants between 1999 and 2002, ratably, based on the duration of these agreements. In addition, if and when ADP achieves specified revenue milestones, CareerBuilder could incur additional expenses that could be substantial. For more information regarding the ADP warrant and these potential expenses, see "Risk Factors -- We could be required to record significant expenses if ADP achieves revenue goals," "Certain
Transactions -- Transactions with ADP" and Note 14 of Notes to Financial Statements.

     CareerBuilder has incurred substantial net losses in every fiscal period since its inception in November 1995, and as of March 31, 1999 had an accumulated deficit of $26.2 million. Losses totaled $7.3 million in 1997 and $12.0 million in 1998. Such net losses and the accumulated deficit resulted from CareerBuilder's lack of substantial revenue and the significant costs incurred in developing its online recruitment offerings, including establishing the CareerBuilder Network.

RECENT DEVELOPMENTS

     In May 1999, CareerBuilder entered into a service and distribution agreement with Microsoft. CareerBuilder will provide career sites for the Microsoft Network and Microsoft Sidewalk. These career sites will become members of the CareerBuilder Network. Also in May 1999, Microsoft purchased 1,372,817 shares of CareerBuilder's common stock for an aggregate purchase price of $17,846,621, or $13.00 per share. In addition, for no additional cash consideration CareerBuilder issued a warrant to Microsoft representing the right to purchase 873,534 shares of common stock. The warrant is immediately exercisable in full. CareerBuilder expects to recognize approximately $5.8 million of expense related to the Microsoft warrant ratably between 1999 and 2001, reflecting the term of the strategic agreement.

RESULTS OF OPERATIONS

QUARTERS ENDED MARCH 31, 1998 AND 1999

  REVENUE

     CareerBuilder's total revenue increased 166% from $1.1 million for the quarter ended March 31, 1998 to $2.8 million for the quarter ended March 31, 1999. Service fee revenue increased 207% from $903,000 for the quarter ended March 31, 1998 to $2.8 million for the quarter ended March 31, 1999. The increases in total revenue and service revenue were primarily due to an increase in the number of customers subscribing to the CareerBuilder Network as a result of increased direct and telesales efforts and increased marketing and promotional activities. These increases were also attributable, in part, to the fact that, during the quarter ended March 31, 1998, ADP had only recently begun offering CareerBuilder's online recruitment services. Revenue derived from ADP's efforts comprised less than 1% of total revenue for the quarter ended March 31, 1998 and 34% for the quarter ended March 31, 1999. Revenue from software license fees declined 80% from $151,000 for the quarter ended March 31, 1998 to $30,000 for the quarter ended March 31, 1999. This decrease was primarily due to CareerBuilder's introduction of TeamBuilder Online at the end of 1997 and more customers choosing to use TeamBuilder Online rather than TeamBuilder Software to access CareerBuilder's online recruitment services.

  COST OF REVENUE

     Cost of revenue consists of commissions paid to ADP for its sales of CareerBuilder's online recruitment offerings, fees paid to CareerBuilder Network affiliates, and expense associated with the cost of hosting the career sites on the CareerBuilder Network, including depreciation. Cost of revenue also includes expenses associated with customer support and the delivery of professional services and royalties to third parties for some of the software included in TeamBuilder Software. Cost of revenue in absolute dollars increased 488% from $190,000 for the quarter ended March 31, 1998 to $1.1 million for the quarter ended March 31, 1999 and as a percentage of revenue increased from 18% for the quarter ended March 31, 1998 to 40% for the quarter ended March 31, 1999. These increases were primarily due to commissions paid to ADP, fees paid to the members of the CareerBuilder Network and expenses, including depreciation, associated with hosting the career sites on the CareerBuilder Network, offset in part by a decline in royalties paid to third parties. For the quarter ended March 31, 1998, CareerBuilder did not pay any material sales commission fees to ADP or service fees to the CareerBuilder Network affiliates.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related benefits for sales and marketing personnel, advertising and promotional expenses, trade show expenses, advertising and marketing fees paid to members of the CareerBuilder Network and depreciation expense. Sales and marketing expenses increased 62% from $2.9 million for the quarter ended March 31, 1998 to $4.6 million for the quarter ended March 31, 1999. The increase in sales and marketing expenses was due primarily to an increase in sales personnel, including the establishment of a telesales force and a channel sales force that supports ADP's sales effort, costs related to the continued development of CareerBuilder's marketing and branding campaigns, and, to a lesser extent, commissions associated with higher revenue.

     Product Development. Product development expenses include expenses for research, design and development of CareerBuilder's proprietary technology incorporated in the TeamBuilder offerings and the CareerBuilder Network, and expenses associated with operating TeamBuilder Online and the operation of the CareerBuilder Network. CareerBuilder, to date, has expensed all development costs as they have been incurred. Product development expenses increased 6% from $592,000 for the quarter ended March 31, 1998 to $629,000 for the quarter ended March 31, 1999. The increase in product development expenses was due primarily to the establishment of the career sites of the CareerBuilder Network and the substantial increase in the number of customers utilizing TeamBuilder Online.

     General and Administrative. General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, bad debt expense, depreciation expense and general office expenses. General and administrative expenses increased 40% from $508,000 for the quarter ended March 31, 1998 to $709,000 for the quarter ended March 31, 1999. The increase in general and administrative expenses was due primarily to the increase in administrative and executive personnel.

  EQUITY-BASED EXPENSE

     Equity-based expense of $75,000 for the quarter ended March 31, 1999 consists of expenses related to the issuance of warrants to ADP and NBC in March 1999.

  NET INTEREST INCOME (EXPENSE)

     Net interest income (expense) was approximately $8,000 for the quarter ended March 31, 1998 and $(103,000) for the quarter ended March 31, 1999. Interest income was attributable to cash, cash equivalents and short-term investments primarily attributable to the net proceeds received by CareerBuilder from its issuance of equity securities, net of interest expenses primarily from CareerBuilder's lines of credit.

  TAXES

     CareerBuilder has incurred significant operating losses for all periods from its inception in November 1995 through March 31, 1999. CareerBuilder has recorded a valuation allowance for 100% of its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

YEARS ENDED DECEMBER 31, 1997 AND 1998

  REVENUE

     CareerBuilder's total revenue increased 264% from $1.9 million in 1997 to $7.0 million in 1998. Service revenue increased 426% from $1.3 million in 1997 to $6.6 million in 1998. The increases in total revenue and service revenue were primarily due to an increase in the number of customers subscribing to the CareerBuilder Network as a result of increased direct and telesales efforts and increased marketing and promotional activities. These increases were also attributable, in part, to the fact that, during 1998, ADP began offering CareerBuilder's online. Revenue derived from ADP's efforts comprised 11% of total revenue in 1998. Revenue from software license fees declined 46% from $662,000 in 1997 to $358,000 in 1998. This decrease was primarily due to CareerBuilder's introduction of TeamBuilder Online at the end of 1997 and more customers choosing to use TeamBuilder Online rather than TeamBuilder Software to access CareerBuilder's online recruitment services.

  COST OF REVENUE

     Cost of revenue consists of commissions paid to ADP for its sales of CareerBuilder's online recruitment offerings, fees paid to CareerBuilder Network affiliates, and expense associated with the cost of hosting the career sites on the CareerBuilder Network, including depreciation. Cost of revenue also includes expenses associated with customer support and the delivery of professional services and royalties to third parties for some of the software included in TeamBuilder Software. Cost of revenue in absolute dollars increased 433% from $317,000 in 1997 to $1.7 million in 1998 and as a percentage of revenue increased from 16% in 1997 to 24% in 1998. These increases were primarily due to commissions paid to ADP, fees paid to the members of the CareerBuilder Network and expenses, including depreciation, associated with hosting the career sites on the CareerBuilder Network, offset in part by a decline in royalties paid to third parties. In 1997, CareerBuilder did not pay any sales commission fees to ADP or service fees to the CareerBuilder Network affiliates. CareerBuilder anticipates that cost of revenue as a percentage of revenue will increase in 1999 to the extent revenue from ADP continues to increase relative to total revenue and customers increase their usage of affiliate sites on the CareerBuilder Network.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related benefits for sales and marketing personnel, advertising and promotional expenses, trade show expenses, advertising and marketing fees paid to members of the CareerBuilder Network and depreciation expense. Sales and marketing expenses increased 97% from $6.5 million in 1997 to $12.7 million in 1998. The increase in sales and marketing expenses was due primarily to an increase in sales personnel, including the establishment of a telesales force and a channel sales force that supports ADP's sales effort, costs related to the continued development of CareerBuilder's marketing and branding campaigns, and, to a lesser extent, commissions associated with higher revenue. CareerBuilder also incurred expenses for advertising fees to CareerBuilder Network affiliates in 1998 amounting to approximately $872,000. No advertising fees were paid to members of the CareerBuilder Network in 1997. CareerBuilder expects sales and marketing expenses to increase in 1999 in absolute dollars but decrease as a percentage of revenue as CareerBuilder hires additional personnel, continues to promote its CareerBuilder.com brand and adds affiliates to the CareerBuilder Network.

     Product Development. Product development expenses include expenses for research, design and development of CareerBuilder's proprietary technology incorporated in the TeamBuilder offerings and the CareerBuilder Network, and expenses associated with operating TeamBuilder Online and the operation of the CareerBuilder Network. CareerBuilder, to date, has expensed all development costs as they have been incurred. Product development expenses increased 75% from $1.3 million in 1997 to $2.3 million in 1998. The increase in product development expenses was due primarily to the establishment of the career sites of the CareerBuilder Network and the substantial increase in the number of customers utilizing TeamBuilder Online. CareerBuilder believes that continued investment in the CareerBuilder Network and its associated network infrastructure is critical to attaining its strategic objectives, and as a result, expects product development expenses in 1999 to increase in absolute dollars but to decrease as a percentage of revenue.

     General and Administrative. General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, bad debt expense, depreciation expense and general office expenses. General and administrative expenses increased 82% from $1.3 million in 1997 to $2.3 million in 1998. The increase in general and administrative expenses was due primarily to the increase in administrative and executive personnel. CareerBuilder expects general and administrative expenses to increase in absolute dollars but decrease as a percentage of revenue in 1999 as CareerBuilder hires additional personnel and incurs additional costs related to the growth of its business and with being a public company.

  NET INTEREST INCOME (EXPENSE)

     Net interest income (expense) was approximately $107,000 in 1997 and $31,000 in 1998. Interest income was attributable to cash, cash equivalents and short-term investments primarily attributable to the net proceeds received by CareerBuilder from its issuance of equity securities, net of interest expenses primarily from CareerBuilder's revolving credit line.

  TAXES

     CareerBuilder has incurred significant operating losses for all periods from its inception in November 1995 through December 31, 1998. CareerBuilder has recorded a valuation allowance for 100% of its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

  REVENUE

     Revenue increased from $138,000 in 1996 to $1.9 million in 1997. The increase in revenue was due primarily to an increase in the number of companies purchasing TeamBuilder Software and utilizing CareerBuilder's services. This increase in the number of customers utilizing CareerBuilder's services was due to CareerBuilder's substantially increasing its direct sales efforts and marketing and promotional activities.

  COST OF REVENUE

     From 1996 to 1997, cost of revenue consisted of expenses associated with customer support, and a small royalty paid to a third party for an embedded database included with TeamBuilder Software. Cost of revenue increased from $36,000 in 1996 to $317,000 in 1997. This increase in cost of revenue was due to an increase in the sales of software products and the expansion of the Company's support activities. Cost of revenue as a percentage of total revenue decreased from 26% in 1996 to 16% in 1997. Cost of revenue as a percentage of total revenue decreased in 1997 relative to 1996 because expenses associated with customer support activity as a percentage of total revenue declined. CareerBuilder invested in developing a customer support function in 1996 in anticipation of future revenue.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased 385% from $1.3 million in 1996 to $6.5 million in 1997. The increase in sales and marketing expenses was due primarily to an increase in sales personnel, greater costs associated with opening sales offices across the United States, an increase in commissions due to higher revenue and costs related to the continued development of CareerBuilder's marketing and branding campaigns.

     Product Development. Product development expenses increased 151% from $521,000 in 1996 to $1.3 million in 1997. The increase in product development expenses was due primarily to an increase in the number of employees and to the development of CareerBuilder's customer support infrastructure.

     General and Administrative. General and administrative expenses increased 91% from $663,000 in 1996 to $1.3 million in 1997. The increase in general and administrative expenses was due primarily to the increase in administrative and executive personnel and professional services fees.

  NET INTEREST INCOME (EXPENSE)

     Net interest income (expense) was $(4,000) in 1996 and $107,000 in 1997.

PERIOD FROM INCEPTION IN NOVEMBER 1995 THROUGH DECEMBER 31, 1995

     During the period from CareerBuilder's inception in November 1995 through December 31, 1995, CareerBuilder was in the development stage and its operating activities consisted primarily of recruiting of personnel and research and development of its product line. CareerBuilder generated no revenue and incurred operating expenses totaling $52,000 during this period. Accordingly, a comparison of the operating results for that period and 1996 is not meaningful and has been omitted.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of CareerBuilder's quarterly operating results for 1997 and 1998 and for the first quarter of 1999. This information was derived from unaudited interim financial statements that, in the opinion of management, were prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with the Financial Statements and Notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                    QUARTER ENDED
                                   --------------------------------------------------------------------------------
                                   MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                      1997        1997        1997        1997       1998        1998       1998
                                   ----------   ---------   ---------   --------   ---------   --------   ---------
                                                                    (IN THOUSANDS)
Revenue:
  Service fees...................   $   139      $   259     $   359    $   506     $   903    $ 1,413     $ 1,978
  Software license fees..........       130          134         214        184         151         91          41
                                    -------      -------     -------    -------     -------    -------     -------
    Total revenue................       269          393         573        690       1,054      1,504       2,019
Cost of revenue:
  Service fees...................        30           33          32        102         173        273         485
  Software license fees..........        24           22          56         18          17         26          15
                                    -------      -------     -------    -------     -------    -------     -------
    Total cost of revenue........        54           55          88        120         190        299         500
                                    -------      -------     -------    -------     -------    -------     -------
Gross profit.....................       215          338         485        570         864      1,205       1,519
                                    -------      -------     -------    -------     -------    -------     -------
Operating expenses:
  Product development............       226          260         364        460         592        508         606
  General and administrative.....       185          317         277        488         508        454         556
  Sales and marketing............       987        1,308       1,997      2,160       2,858      3,261       3,244
  Equity-based expense...........        --           --          --         --          --         --          --
                                    -------      -------     -------    -------     -------    -------     -------
    Total operating expenses.....     1,398        1,885       2,638      3,108       3,958      4,223       4,406
                                    -------      -------     -------    -------     -------    -------     -------
Income (loss) from operations....    (1,183)      (1,547)     (2,153)    (2,538)     (3,094)    (3,018)     (2,887)
Net interest income (expense)....        39           23          15         30           8          2          18
                                    -------      -------     -------    -------     -------    -------     -------
Net income (loss)................   $(1,144)     $(1,524)    $(2,138)   $(2,508)    $(3,086)   $(3,016)    $(2,869)
                                    =======      =======     =======    =======     =======    =======     =======

                                       QUARTER ENDED
                                   ---------------------
                                   DEC. 31,   MARCH 31,
                                     1998        1999
                                   --------   ----------
                                      (IN THOUSANDS)
Revenue:
  Service fees...................  $ 2,354     $ 2,776
  Software license fees..........       75          30
                                   -------     -------
    Total revenue................    2,429       2,806
Cost of revenue:
  Service fees...................      698       1,110
  Software license fees..........        4           7
                                   -------     -------
    Total cost of revenue........      702       1,117
                                   -------     -------
Gross profit.....................    1,727       1,689
                                   -------     -------
Operating expenses:
  Product development............      587         629
  General and administrative.....      787         709
  Sales and marketing............    3,372       4,621
  Equity-based expense...........       --          75
                                   -------     -------
    Total operating expenses.....    4,746       6,034
                                   -------     -------
Income (loss) from operations....   (3,019)     (4,345)
Net interest income (expense)....        3        (103)
                                   -------     -------
Net income (loss)................  $(3,016)    $(4,448)
                                   =======     =======

                                                       QUARTER ENDED
                                  -------------------------------------------------------
                                  MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                    1997        1997       1997        1997       1998
                                  ---------   --------   ---------   --------   ---------
                                            (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Service fees.................       52%         66%        63%         73%        86%
  Software license fees........       48          34         37          27         14
                                    ----        ----       ----        ----       ----
    Total revenue..............      100         100        100         100        100
Cost of revenue:
  Service fees.................       11           8          6          15         16
  Software license fees........        9           6         10           3          2
                                    ----        ----       ----        ----       ----
    Total cost of revenue......       20          14         16          18         18
                                    ----        ----       ----        ----       ----
Gross profit...................       80          86         84          82         82
                                    ----        ----       ----        ----       ----
Operating expenses:
  Product development..........       84          66         64          67         56
  General and administrative...       69          81         48          71         48
  Sales and marketing..........      367         333        349         313        271
  Equity-based expense.........       --          --         --          --         --
                                    ----        ----       ----        ----       ----
    Total operating expenses...      520         480        461         451        375
                                    ----        ----       ----        ----       ----
Income (loss) from operations..     (440)       (394)      (377)       (369)      (293)
Net interest income (expense)..       14           6          3           4          1
                                    ----        ----       ----        ----       ----
Net income (loss)..............     (426)%      (388)%     (374)%      (365)%     (292)%
                                    ====        ====       ====        ====       ====

                                                QUARTER ENDED
                                 -------------------------------------------
                                 JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                   1998       1998        1998       1999
                                 --------   ---------   --------   ---------
                                     (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Service fees.................      94%        98%         97%        99%
  Software license fees........       6          2           3          1
                                   ----       ----        ----       ----
    Total revenue..............     100        100         100        100
Cost of revenue:
  Service fees.................      18         24          29         40
  Software license fees........       2          1          --         --
                                   ----       ----        ----       ----
    Total cost of revenue......      20         25          29         40
                                   ----       ----        ----       ----
Gross profit...................      80         75          71         60
                                   ----       ----        ----       ----
Operating expenses:
  Product development..........      34         30          24         22
  General and administrative...      30         28          32         25
  Sales and marketing..........     217        161         139        165
  Equity-based expense.........      --         --          --          3
                                   ----       ----        ----       ----
    Total operating expenses...     281        219         195        215
                                   ----       ----        ----       ----
Income (loss) from
  operations...................    (201)      (144)       (124)      (155)
Net interest income
  (expense)....................      --          1          --         (4)
                                   ----       ----        ----       ----
Net income (loss)..............    (201)%     (143)%      (124)%     (159)%
                                   ====       ====        ====       ====

     CareerBuilder's total revenue has increased in each consecutive quarter during the nine fiscal quarters ending March 31, 1999, as a result of increased market acceptance of CareerBuilder's online recruitment offerings. Service fees have increased from 52% of total revenue in the first quarter of 1997 to 99% of total revenue in the first quarter of 1999, which reflects CareerBuilder's transition from selling TeamBuilder Software to selling TeamBuilder Online to access its online recruitment services. ADP began selling CareerBuilder's online recruitment services in 1998, increasing from 3% of total revenue in the second quarter of 1998 to 9% in the third quarter of 1998, 21% in the fourth quarter of 1998 and 34% in the first quarter of 1999.

     In 1997, cost of revenue as a percentage of total revenue declined from 20% in the first quarter of 1997 to 18% in the fourth quarter of 1997. The decrease in cost of revenue was due primarily to the growth in total revenue in relation to customer support expenses, and a reduction, relative to total revenue, in expenses associated with third party providers of technology embedded in TeamBuilder Software. This trend was reversed in 1998, as cost of revenue as a percentage of total revenue increased to 29% in the fourth quarter of 1998 and 40% in the first quarter of 1999. The increase in cost of revenue as a percentage of total revenue was primarily due to:

     - commissions paid to ADP, which began selling CareerBuilder's online recruitment offerings in February 1998;

     - service fees paid to affiliates of the CareerBuilder Network, which was offered to CareerBuilder's customers beginning in May 1998; and

     - expenses, including depreciation, associated with hosting the career sites on the CareerBuilder Network.

     These relative increases in fees and expenses were partially offset by a decline in third-party royalties related to TeamBuilder Software. Cost of revenue as a percentage of total revenue is affected on a quarterly basis by the proportion of revenue from ADP relative to other sales channels, as well as customers' relative use of affiliates' career sites within the CareerBuilder Network.

     Operating expenses have increased in each consecutive quarter during 1997, 1998 and 1999 primarily due to an increase in personnel and in marketing and promotional activities. Sales and marketing expenses increased substantially in each quarter in 1997 as CareerBuilder expanded its sales and marketing presence to major cities in the United States. The increase in sales and marketing expenses in 1998 and the first quarter of 1999 was primarily due to the increase in personnel associated with the telesales force and an increase in marketing communications expenses. General and administrative expenses have increased, especially since the third quarter of 1997, as CareerBuilder increased its executive and administrative personnel and invested in its financial and business infrastructure.

     In light of the evolving nature of its business and limited operating history, CareerBuilder believes that period to period comparisons of its historical revenue and operating results may not be meaningful and should not be relied on as indications of future performance. Although CareerBuilder has experienced sequential quarterly revenue growth during the last two years, CareerBuilder does not believe that its historical revenue growth rates are necessarily sustainable or indicative of future revenue growth.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, CareerBuilder has financed its activities primarily through proceeds from private placements of equity securities, totaling approximately $47.8 million through May 4, 1999.

     Net cash used in operating activities was $2.2 million in 1996, $5.8 million in 1997 and $9.2 million in 1998 and $3.4 million in the quarter ended March 31, 1999. Net cash used in operating activities resulted from net operating losses and increases in accounts receivable, partially offset by increases in deferred revenue, accrued expenses and accounts payable.

     Net cash used in investing activities was $242,000 in 1996, $1.2 million in 1997 and $1.1 million in 1998 and $454,000 in the quarter ended March 31, 1999. Net cash used in investing activities was primarily related to purchases of computer and network equipment, as well as leasehold improvements.

     Cash provided by financing activities was $2.0 million in 1996, $8.8 million in 1997, $11.1 million in 1998 and $11.0 million in the quarter ended March 31, 1999. Net cash provided by financing activities was primarily due to private placements of equity securities. In addition, CareerBuilder has utilized revolving credit lines secured by accounts receivable and computer equipment to fund its operations.

     In December 1998, CareerBuilder entered into a $2.0 million revolving credit facility and a $4.0 million bridge loan. The credit facility and the bridge loan are secured by substantially all of the Company's assets, and bear interest at a variable rate. The credit facility is renewable annually at the lender's discretion. The bridge loan becomes due in full on the closing of this offering. Each of the credit facility and the bridge loan is evidenced by a promissory note in the amount borrowed. On March 31, 1999, the amount available for borrowings and outstanding under the credit facility was $1.5 million. On March 31, 1999, the amount borrowed under the bridge loan was $2.3 million.

     As of March 31, 1999, CareerBuilder had $10.2 million of cash and cash equivalents. CareerBuilder's principal commitments at March 31, 1999 consisted of its borrowings of $3.8 million under the revolving credit facility and bridge loan.

     CareerBuilder anticipates it will spend up to $600,000 for capital equipment in 1999. CareerBuilder has also entered into agreements that provide for CareerBuilder to pay advertising and marketing fees to four of its current CareerBuilder Network affiliates of up to approximately $3.1 million in 1999. One of these agreements allows the payments to be offset by job posting fees paid to such affiliate. In addition, under its service and distribution agreement with Microsoft, CareerBuilder will be required to pay to Microsoft up to $786,000 in 1999, up to $3.0 million in 2000 and up to $1.8 million in 2001 if Microsoft achieves agreed upon website traffic goals.

     CareerBuilder believes that the net proceeds of this offering, together with its existing cash and cash equivalents, will be sufficient to meet its anticipated cash requirements for working capital and capital expenditures for at least the next 12 months. Although CareerBuilder currently believes that it has sufficient capital resources to meet its anticipated working capital and capital expenditure requirements beyond the next 12 months, unanticipated events and opportunities may make it necessary for CareerBuilder to return to the public markets, increase its current credit facilities or establish new credit facilities or raise capital in private transactions in order to meet its capital requirements.

YEAR 2000 COMPLIANCE

     Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant or risk system failure or miscalculations causing disruptions of normal business activities. Significant uncertainties exist in the software industry concerning the potential effects associated with the failure of computer systems and software to be year 2000 compliant. Year 2000 problems could materially and adversely affect our currently supported products, the CareerBuilder Network and our internal systems. Moreover, year 2000 problems could disrupt ADP's operations and materially and adversely affect the purchasing patterns of our customers. In addition, disruption caused by year 2000 problems could affect Internet usage generally, which could cause our business, results of operations and financial condition to be materially and adversely affected. See "Risk Factors -- We have a number of risks associated with the year 2000." In addition, employers may elect to spend a greater portion of their recruiting budgets on traditional recruitment methods rather than risk disruption in their job advertisements in the event of technical difficulties related to year 2000 problems.

     We have completed an assessment of the year 2000 readiness of our products and systems. CareerBuilder believes that all of the products and services it currently offers to its customers were year 2000 compliant at the time of installation or launch and has conducted tests internally to validate the compliance of these products. We cannot be certain, however, that these tests have detected all potential year 2000 problems. It is also possible that members of the CareerBuilder Network will experience problems with their Internet sites due to software that is not year 2000 compliant, which could lead to disruptions on the CareerBuilder Network. CareerBuilder has reviewed year 2000 compliance statements made by the vendors of its software systems, such as accounting and database management systems and has completed an assessment of the year 2000 readiness of its internal systems. Based on this review and assessment, CareerBuilder currently believes that its internal software systems are year 2000 compliant. However, it is possible that such systems could contain undetected problems that could cause serious and costly disruptions. To address these potential disruptions, CareerBuilder maintains off-site backup data for its internal systems and is developing a redundant, outsourced data center as protection against the failure of the CareerBuilder Network or its associated hardware.

     To date, because we have used our internal resources to assess year 2000 readiness of our offerings and our internal systems, CareerBuilder has not incurred significant incremental costs in order to assess and comply with year 2000 requirements and does not believe it will incur significant incremental costs in the foreseeable future.

     CareerBuilder has questioned representatives of ADP and has reviewed publicly available disclosure relating to ADP's year 2000 readiness. Based on this review, CareerBuilder believes that ADP will not experience substantial year 2000 problems. However, it is possible that ADP could experience year 2000 problems that could cause disruptions to ADP's systems and its selling and billing efforts on behalf of CareerBuilder.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their selected segment information. Under SFAS No. 131, operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 is effective for CareerBuilder's fiscal year ending December 31, 1998 and CareerBuilder has determined that it does not have any separately reportable business segments as of December 31, 1998.

     In February 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. CareerBuilder does not expect SOP 98-1, which is effective for CareerBuilder beginning January 1, 1999, to have a material effect on CareerBuilder's financial condition or results of operations.

                                    BUSINESS

     CareerBuilder provides comprehensive online recruitment offerings for employers and job seekers. CareerBuilder brings employers and job seekers together by:

     - providing employers with the ability to advertise job openings and manage their online recruitment efforts on a network of integrated Internet sites, including CareerBuilder.com and career sites for 22 premier interactive media companies such as Microsoft, c|net, Business Week, USA Today and NBC Interactive; and

     - providing both active job seekers and passive job seekers, individuals who are not actively looking for new jobs, with the tools to find, explore, evaluate and compare job opportunities.

At March 31, 1999, more than 645 employers subscribed for CareerBuilder's offerings, and job seekers had registered over 420,000 "Personal Search Agents" reflecting their preferences and job search characteristics.

RECENT DEVELOPMENTS

     On May 4, 1999, CareerBuilder entered into a service and distribution agreement with Microsoft. CareerBuilder will be the provider of career sites for the Microsoft Network and Microsoft Sidewalk. These career sites will become members of the CareerBuilder Network. Also in May 1999, Microsoft purchased 1,372,817 shares of CareerBuilder's common stock for an aggregate purchase price of $17,846,621. In addition, for no additional cash consideration CareerBuilder issued a warrant to Microsoft representing the right to purchase 873,534 shares of common stock at an exercise price of $13.00 per share. The per share purchase price and the warrant exercise price were determined through arms length negotiations between CareerBuilder and Microsoft.

INDUSTRY BACKGROUND

  RECRUITMENT MARKET

     Employee recruiting is one of the most critical business processes performed by companies today. According to industry sources, businesses in the United States spent in excess of $13 billion in 1997 to hire new employees by advertising job openings in newspapers and by hiring recruitment search firms.

     Recruiting employees has become increasingly more challenging in recent years as a result of the following trends:

     - GROWING LABOR SHORTAGE: CareerBuilder believes that the labor pool is growing more slowly than it has in the past, making it more difficult for employers to find adequate staffing. The U.S. Bureau of Census projects a continued growth in the elderly population, with one in five United States citizens being considered elderly by the year 2030. Additionally, the U.S. Bureau of Labor Statistics estimates the growth in the labor force to drop to 11% during the period from 1996 to 2006 compared to 14% over the previous ten year period. This indicates both a large population leaving the workforce and fewer replacements for them.

     - LABOR SUPPLY AND DEMAND DISPARITY: CareerBuilder believes that many industries are creating more jobs than there are qualified individuals available to fill them. For example, an Information Technology Association of America study indicates that 10% of three core information technology positions, programmers, systems analysts and computer engineers, are currently vacant.

     - REDUCED TENURE: CareerBuilder believes that employees currently change jobs more often than in the past, making it more difficult for employers to retain qualified, experienced individuals.

     Traditionally, businesses have recruited employees by advertising job openings in newspapers, magazines and other print and broadcast media as well as using third party services, including recruitment search firms, temporary staffing agencies, career fairs and college recruiters. These traditional recruiting methods have inherent limitations for both employers and job seekers. It is difficult for employers, using traditional methods, to effectively advertise their job openings to a broad base of people while efficiently targeting their reach to select communities of potential employees, especially passive job seekers. Traditional methods tend to focus on a geographically limited pool of potential employees, making it hard for employers to recruit outside of their particular geographies. From the job seekers' perspective, it is relatively difficult to search for, find, compare, evaluate and apply for employment opportunities using traditional methods. Traditional methods are also relatively slow, both in the time it takes for an employer to effectively advertise a job and for the job seeker to locate the job and respond to it. Finally, traditional methods are expensive. For example, according to a 1997 case study conducted by iLogos Corporation, a research firm, an employer with several years of prior online recruiting experience spent approximately $5,000 for each employee recruited primarily through print media and approximately $12,500 for each employee recruited using a recruiting search firm.

  ONLINE RECRUITMENT MARKET

     The Internet is emerging as a medium that affords users the opportunity to reach millions of individuals worldwide, provide and exchange more information and streamline business processes. International Data Corporation, an independent research organization, estimates that the total number of individual Internet users worldwide will grow from approximately 69 million in 1997 to 320 million in 2002. In 1997, 69% of Internet users were between the ages of 18 and 44, according to eStats, a research firm, and 64% had at least a college degree. CareerBuilder believes that job seekers in these age and education brackets are highly sought after by employers.

     The emergence of the Internet and the growth in its use have created an opportunity to more efficiently recruit job seekers. For employers, online recruiting can provide increased breadth, increased speed and more effective targeting of their recruiting efforts. Employers using online recruiting have the potential to quickly and easily advertise job openings. By advertising job openings on selected Internet sites, employers have the opportunity to reach and communicate with specific communities of potential active and passive job seekers. Job advertisements on the Internet can be accessed anywhere in the world, allowing businesses to recruit both globally and locally. Internet recruiting can also be a cost-effective alternative to traditional recruiting methods, as CareerBuilder believes it generally costs a company less to recruit over the Internet than through traditional methods. According to the iLogos case study described above, the same employer spent approximately $1,000 to recruit each employee using online recruiting, representing approximately 20% of its cost of recruiting an employee through print media and approximately 8% of its cost of recruiting an employee using a recruiting search firm.

     For job seekers, online recruiting can provide the ability to rapidly and more easily conduct job searches and gather information about employers. In addition, the Internet allows individuals to access information from many different sources and view job advertisements from specific geographies and industries. Online recruiting may also help to reduce the time of a job search by permitting job seekers to define their specific job needs and be contacted automatically when jobs that match their needs become available. Furthermore, online recruiting can enable job seekers to compare and evaluate job opportunities and apply for jobs electronically.

  MARKET OPPORTUNITY

     As Internet usage becomes more widespread, companies from a broad range of industries are expected to do at least a portion of their employee recruitment over the Internet. Forrester estimates that the size of the online recruitment market will be $1.7 billion by 2003, an increase from $105 million in 1998. Forrester also forecasts that, by 2003, most large companies, 60% of medium-sized companies and 20% of small companies will use the Internet for recruitment purposes.

     While many online recruitment offerings available today provide significant advantages over traditional methods, they do not take full advantage of the benefits of the Internet. For example, some recruiting search firms and Internet career sites provide services that permit employers to post job advertisements solely to a single Internet site. Because these services restrict the potential interaction between the employer and the job seeker to a single site, they do not utilize the Internet's capabilities to provide employers with increased breadth and more effective targeting in their recruiting efforts. Newspapers and other print media also advertise job openings on their Internet sites in conjunction with print job advertisements. These services, including consortia of newspapers, typically permit job seekers to search only one publication at a time. These services also generally sell job advertisements to employers on a per-publication basis, requiring employers to independently contact many publications if the employer wants the job advertisement to be placed in a variety of sources. Large Internet information hubs, or portals, provide collections of job advertisements from their own customers as well as other sources of online job advertisements. CareerBuilder believes Internet portals provide these services mainly to add additional content to their Internet offerings for consumers and, consequently, they do not adequately address employers' online recruitment needs.

     CareerBuilder believes there is significant need for online recruitment offerings that leverage the attributes of the Internet by:

     - enabling employers both to advertise job openings on a wide variety of sites and to focus their recruitment efforts on select communities of potential employees;

     - making Internet recruiting easily accessible to employers and allowing them to effectively manage their online recruiting efforts; and

     - allowing job seekers to easily locate and compare job openings, including informing them of new job openings that match their interests.

THE CAREERBUILDER SOLUTION

     CareerBuilder provides comprehensive, online recruitment offerings for employers and job seekers. CareerBuilder's offerings consist of:

     - THE CAREERBUILDER NETWORK. The CareerBuilder Network consists of CareerBuilder.com and career sites located on the Internet sites of 22 premier interactive media companies, including cYnet, Business Week, USA Today and NBC Interactive. Through the use of the CareerBuilder Network, an employer can directly solicit and target job seekers in a broad range of online communities.

     - CAREERBUILDER.COM. CareerBuilder.com is the flagship site of the CareerBuilder Network.

     - TEAMBUILDER. TeamBuilder consists of TeamBuilder Online and TeamBuilder Software. Through the use of TeamBuilder, employers can access the CareerBuilder Network to post job advertisements and manage their online recruiting efforts.

     CareerBuilder's offerings are differentiated from other recruitment offerings, because they:

     ENABLE EMPLOYERS TO REACH AND TARGET JOB SEEKERS ACROSS A WIDE VARIETY OF PREMIER INTERNET SITES. Through the CareerBuilder Network, CareerBuilder's employer customers have access to a diverse and expansive audience of potential job seekers. By using the CareerBuilder Network, employers can choose their desired reach and focus for each job opening. For example, a company with a job opening wishing to reach as broad an audience as possible may advertise job openings on major career sites such as CareerBuilder.com and USA Today's Career Center, while a company with more specific industry, geographic or diversity needs may choose to advertise job openings on key vertical industry sites such as cYnet and American Banker Online, geographic sites such as the Dallas Morning News, Chancellor Media's CareerFuture.com and NBC Interactive or major diversity sites such as Microsoft Black Entertainment Television, Black Enterprise Online, HISPANIC Online and

WomenCONNECT.com. By becoming part of the CareerBuilder Network, major interactive media companies can provide a complete, branded career service to their online customers without having to build and maintain their own career site and job advertising engines. This enables major interactive media companies to take advantage of CareerBuilder's established customer base and sales channels. These companies also receive a new revenue source. Generally, members of the CareerBuilder Network receive approximately 50% of the subscription fees, net of commissions paid to third party sales agents, that CareerBuilder receives from customers choosing to post job advertisements on their respective sites.

     PROVIDE EMPLOYERS WITH THE ABILITY TO EASILY ACCESS AND MANAGE ONLINE RECRUITING. TeamBuilder enables an employer, using a single point of access, to post job advertisements across their choice of sites on the CareerBuilder Network and receive resumes from interested job seekers. Using TeamBuilder, employers can manage and maximize the effectiveness of their online recruiting efforts. TeamBuilder facilitates management of the recruiting process by enabling employers to measure their online recruiting efforts by tracking the number of times a job advertisement is viewed, the number of resumes received for each job advertisement and the quality of the resumes received. TeamBuilder also provides internal workflow and resume management capabilities.

     PROVIDE JOB SEEKERS WITH THE ABILITY TO EASILY RESEARCH, FIND, COMPARE AND APPLY FOR JOBS. CareerBuilder.com and each of the other sites on the CareerBuilder Network are easily accessible and searchable databases of jobs and employer information. Job seekers can search CareerBuilder.com and the other sites on the CareerBuilder Network based on a set of job characteristics that they establish and can then easily send in their resumes electronically. Job seekers may also establish a Personal Search Agent that reflects their profile and job search characteristics. Job seekers with Personal Search Agents receive by email specific job postings that match their search criteria, with electronic links to more information regarding those positions.

STRATEGY

     CareerBuilder's objective is to be the leading provider of online recruitment offerings. The key elements of CareerBuilder's strategy are to:

     ENHANCE AND EXPAND CAREERBUILDER'S ONLINE RECRUITMENT OFFERINGS. CareerBuilder intends to continue to devote substantial resources to enhance and expand its current offerings and add new and innovative services and products to enable employers and job seekers to more effectively leverage the benefits of the Internet. Current efforts include adding features that allow employers to more effectively target potential job seekers through interactive job advertising, improving job search capabilities and migrating features, such as advanced search tracking and advanced workflow capability, from TeamBuilder Software to TeamBuilder Online.

     EMPLOY A MULTI-CHANNEL SALES STRATEGY TO ADDRESS A GREATER PORTION OF THE RECRUITMENT MARKET. CareerBuilder uses a three-part channel strategy to expand its reach into employers' human resources departments:

     - CareerBuilder's direct sales force focuses on large employers;

     - its telesales force focuses on small employers and companies outside of the direct sales force's targeted geographies; and

     - CareerBuilder utilizes ADP's 470-person Major Accounts Division direct sales force to focus on medium-sized employers.

     CareerBuilder intends to leverage its direct and telesales sales forces and its relationship with ADP to reach a broad customer base. By building and strengthening ties to employers' human resources departments, CareerBuilder believes it can increase the use of its services and products by employers and also improve its online recruitment offerings through better knowledge of employers' recruiting needs.

     EXPAND THE CAREERBUILDER NETWORK. CareerBuilder intends to continue to grow the CareerBuilder Network by adding major interactive media affiliates in strategic, broad-based vertical, geographic and diversity categories. CareerBuilder believes this expansion will enhance the ability of employers both to widely disseminate their job advertisements and to reach passive job seekers through focused recruiting efforts, thereby offering the greatest choice to employers seeking to maximize recruiting across the Internet.

     STRENGTHEN CAREERBUILDER.COM AS A PREMIER BRANDED CAREER SITE ON THE INTERNET. CareerBuilder intends to strengthen its CareerBuilder.com brand through increased marketing efforts and expanded and enhanced features and functionalities. CareerBuilder believes that building its CareerBuilder.com brand is important to the success of the CareerBuilder Network because it will increase job seeker traffic to CareerBuilder.com, thereby increasing the CareerBuilder Network's effectiveness as a recruiting tool.

     EXPAND INTERNATIONALLY. CareerBuilder believes there is a significant need for online recruitment offerings in international markets. Recent demographic and technology adoption trends in countries around the world, particularly in Europe, have created a growing opportunity for CareerBuilder to leverage its technology and business expertise in these markets. CareerBuilder believes international expansion will enable it to offer services and products to a new and expansive client base, and provide existing customers the ability to reach a much wider and more diverse group of prospective job seekers. CareerBuilder expects to reach these markets of employers and job seekers through a combination of partnerships, acquisitions and business expansion.

     PURSUE ACQUISITIONS OF PROVIDERS OF RELATED ONLINE RECRUITMENT
SERVICES. CareerBuilder intends to become a driver of industry consolidation in the worldwide online recruitment market. CareerBuilder has developed its technology and its business model to quickly assimilate other career internet sites. CareerBuilder believes that there are many geographically or vertically specific Internet job sites that could provide incremental customers to the CareerBuilder Network and additional job advertising options to CareerBuilder's customers. CareerBuilder believes that scale is a key ingredient in the value of online recruitment solutions and that by growing the employer and job seeker base of the CareerBuilder Network through related acquisitions, CareerBuilder will improve the competitiveness of its offerings and improve the efficiency of its operations.

PRODUCTS AND SERVICES

  THE CAREERBUILDER NETWORK

     The CareerBuilder Network is a growing network of 23 premier Internet sites, including CareerBuilder.com, which allows employers to directly solicit, reach and target job seekers in a broad range of online communities. By becoming part of the CareerBuilder Network, major interactive media companies can provide a complete, branded career service to their online customers without having to build and maintain their own career site and job advertising engines. This enables major interactive media companies to take advantage of CareerBuilder's established customer base and sales channels and create a new source of revenue. Using proprietary technology, CareerBuilder can quickly build a private label career site for an interactive media partner, seamlessly integrated with that of the interactive media organization's existing web site, including its "look and feel." CareerBuilder hosts the sites and provides and maintains the search engine and other technological features of the sites, as well as providing customer support. The sites are also located on servers operated by CareerBuilder. Each site is integrated into the CareerBuilder Network and employers can readily advertise job openings on any site on the CareerBuilder Network. Employers can immediately access information on the demographics of the community of users of each site on the CareerBuilder Network, which helps employers plan where to advertise their job openings. Employers are also able to quickly measure the response to each job advertisement, which enables employers to continually refine their recruiting efforts to more selectively reach their intended audience and generate better responses. The CareerBuilder Network consists of:

American Banker Online           Dallas Morning News                 NBC Interactive
Black Enterprise Online          developer.com                       Phillips Business
Bloomberg                        EDN Access                          Information
Business Week ONLINE             HISPANIC Online                     QuestLink
CareerBuilder.com                Internet.com                        Test & Measurement World
Chancellor Media's               Medical Economics                   USA Today
  CareerFuture.com               Microsoft Corporation               WETA
c|net                            Microsoft Black Entertainment       WomanCONNECT.com
citysearch                         Television

     CareerBuilder has contractual arrangements with Yahoo! and AOL's Digital City. Under these arrangements, companies' job advertisements placed on CareerBuilder.com automatically appear on Yahoo! and AOL's Digital City, providing more exposure for these job advertisements. No fees are paid by, or charged by, CareerBuilder or Yahoo! or AOL for these arrangements and CareerBuilder does not currently view either arrangement as material. The agreements between CareerBuilder and each of Yahoo! and AOL have a one year term. For an additional fee, job advertisements can also appear on CareerMosaic.

  CAREERBUILDER.COM

     The CareerBuilder.com career site is the flagship site of the CareerBuilder Network. CareerBuilder.com provides a broad career advisory experience for its community of active and passive job seekers, including an easily accessible and searchable database of jobs. Job seekers are able to search CareerBuilder.com, as well as each of the other sites on the CareerBuilder Network, using a user-defined set of job characteristics or through a Personal Search Agent. CareerBuilder has developed content on its career site to attract multiple visits by potential job seekers. For example, approximately 40,000 subscribers receive CareerBuilder's online magazine Achieve. CareerBuilder also offers job seekers a free private email account, permitting them to confidentially receive emails concerning Personal Search Agent job matches.

  TEAMBUILDER ONLINE AND TEAMBUILDER SOFTWARE

     TeamBuilder Online and TeamBuilder Software are the service offering and software package that enable employers to advertise their job openings on one or more of the career sites on the CareerBuilder Network and manage their online recruiting efforts. Employers use TeamBuilder to create and modify job advertisements, determine where the job will be advertised, review and manage resumes from job applicants, and review reports on effectiveness of their online recruiting efforts. Job advertisements posted to sites on the CareerBuilder Network are quickly accessible to job seekers visiting those sites. In addition, the job advertisement is emailed to any of the Personal Search Agents on that site whose profile matches the job description. Employers may also use TeamBuilder to create a career Internet site that can easily be integrated into the employers' existing home Internet sites. The TeamBuilder functionality may be deployed either as an online service through TeamBuilder Online or as a client-server application product through TeamBuilder Software.

     TeamBuilder Online permits employers to:

     - start or modify their online recruiting efforts in minutes;

     - advertise job openings and receive resumes;

     - document and track their online recruiting efforts;

     - establish an online employment site on their home Internet sites;

     - measure the effectiveness of their online recruiting efforts; and

     - use a single control point to manage their online recruiting efforts.

     TeamBuilder Software is a robust Windows NT-based, client-server product that incorporates the functionality of TeamBuilder Online, with the following additional features:

     - enhanced resume and workflow management capability, including features to create internal workflow processes to organize resumes and evaluate candidates;

     - enhanced ability to establish a customized online employment site on an employer's home Internet site; and

     - enterprise-wide functionality and advanced workflow capabilities.

     For a monthly fee, which generally lists from $500 to over $6,000 for 10 to over 500 job posting slots, employers can post to a fixed number of job posting slots on the CareerBuilder Network career sites of their choice. Customers may also subscribe on an individual posting basis. TeamBuilder Software customers also pay a one-time software license fee, which averaged approximately $8,100 for sales made in 1998, including associated features.

  SERVICES

     CareerBuilder's total customer care organization helps new CareerBuilder customers establish their online recruiting programs by assisting them in organizing, planning and placing their job advertisements. This organization regularly contacts customers to help them integrate CareerBuilder's offerings into their recruiting efforts and also provides technical support. For an additional fee, the total customer care organization offers customers assistance in designing and enhancing their online recruiting strategies as well as assisting them with advertising specific job openings.

TECHNOLOGY

     CareerBuilder believes that one of its principal strengths is the proprietary technology it has developed and deployed in its service and product offerings, and that the investments it has made and plans to make in its technologies result in a superior solution for its customers.

     The key architectural components of the CareerBuilder offering, including the CareerBuilder Network and TeamBuilder, are proprietary to CareerBuilder. These components employ an object-oriented design and implementation methodology that can be quickly and efficiently upgraded to deliver new features and functionality. CareerBuilder implements code in a wide variety of languages and technologies, including C++, Java, Java Script, HTML, DHTML and XML. The core of the components is a modern SQL compliant database architecture, with extensive use of a text search engine. As newer alternative languages and technologies become available, each is evaluated for suitability and employed where appropriate. CareerBuilder's components use a proprietary scripting language to rapidly develop templates that enable dynamic content replacement in the web pages that comprise much of the job advertisement and job search applications. This scripting language enables efficient access to databases, text search engines, operating system structures and compiled-code constructs and provides a powerful and extensible programming language for extending the functionality of CareerBuilder's offerings.

CUSTOMERS

     At March 31, 1999, CareerBuilder's customer base included more than 645 subscriber customers in industries such as technology, financial services, health care, professional services, retail and telecommunications/communications. Some subscriber companies, for which CareerBuilder recognized at least $5,000 in revenue in the quarter ended March 31, 1999, include:

TECHNOLOGY

Ascend Communications, Inc.

EMC Corporation

Microsoft Corporation

Network Associates, Inc.

Network Equipment Technologies, Inc.

Orbital Sciences Corporation

Sterling Software, Inc.

The Vantive Corporation

Veritas Software Corporation

FINANCIAL SERVICES

Capital One Financial Corporation

Edward D. Jones & Co.

West Coast Life Insurance Company

HEALTH CARE

Bristol-Myers Squibb Company

Children's Hospital

Methodist Health Care System

PROFESSIONAL SERVICES

ABB Systems Control, Inc.

Bowne & Co., Inc.

ICMA Retirement Corporation

The MITRE Corporation

PricewaterhouseCoopers LLP

Trinity Consultants, Inc.

RETAIL

Continental Airlines

Taco Bell

24 Hour Fitness, Inc.

TELECOMMUNICATIONS/
  COMMUNICATIONS

ALLTEL Corporation

Frontier Communication

GTE Internetworking

SBC Technology Resources, Inc.

Sprint Communications Company

Teleglobe Inc.

Thomson Technology Services Group

West Group

     Customers may subscribe for three-, six- or twelve-month subscriptions. Customers may also subscribe on an individual posting basis. For the quarter ended March 31, 1999, approximately 92% of CareerBuilder's revenue was derived from multiple-month subscribers and approximately 4% of CareerBuilder's revenue was derived from individual postings.

SALES, MARKETING AND BUSINESS DEVELOPMENT

  SALES

     CareerBuilder sells its offerings in the United States through a sales and marketing organization which consisted of 61 employees at March 31, 1999. These employees are located at CareerBuilder's headquarters in Reston, Virginia, and in CareerBuilder's offices in Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, New York, San Francisco and Seattle. The sales organization is divided into three dedicated groups:

     - a direct sales force which focuses on employer customers with more than 500 employees;

     - a telesales force which focuses on employer customers with under 100 employees, and on customers in geographies not actively addressed by the direct sales force; and

     - a channel sales force that currently supports ADP's CareerBuilder sales efforts across the United States, which is generally focused on customers with 100 to 1,000 employees.

  MARKETING

     To support and actively promote the CareerBuilder.com and CareerBuilder Network brands among Internet users and particularly online job seekers, and to support its direct and ADP sales efforts, CareerBuilder conducts comprehensive marketing programs. These programs include public relations, local radio advertising, targeted and national online advertising, online recruiting seminars, print advertising, trade shows and customer communication programs.

  BUSINESS DEVELOPMENT

     CareerBuilder has formed a business development group to identify, evaluate and recruit appropriate interactive media companies as affiliate members of the CareerBuilder Network. The business development group establishes key categories of affiliates, based on the recruiting needs of CareerBuilder's customers, and focuses on soliciting leading interactive media companies in each category.

ADP RELATIONSHIP

     In January 1998, CareerBuilder and ADP entered into a joint marketing and sales representative agreement. ADP is a provider of payroll processing and other human resource services. CareerBuilder and ADP amended this agreement in March 1999. The agreement provides for ADP to market CareerBuilder's services to ADP's customers using ADP's 470-person Major Accounts Division direct sales force. CareerBuilder and ADP introduced CareerBuilder's products to this sales force between April and September 1998. Sales of CareerBuilder's services by ADP accounted for approximately 34% of CareerBuilder's total revenue in the quarter ended March 31, 1999, up from 21% in the quarter ended December 31, 1998, and CareerBuilder expects ADP's contribution to its revenues to continue to increase at least until the year 2000. Under the agreement, ADP is not required to achieve specific revenue targets. Based on CareerBuilder's current revenues, the agreement provides for sales commissions to ADP ranging from 33 1/3% to 50% of revenue generated by a customer for which ADP acted as a sales agent. ADP must meet revenue-based milestones for installments under the ADP warrant to vest. A more complete description of the revenue milestones is located in "Certain Transactions -- Transactions with ADP." The agreement generally prohibits ADP's Employer Services Division, during the term of the agreement, from entering into any new joint marketing, reseller, distribution or other arrangement with another provider of Internet recruitment offerings which offers products or services similar to TeamBuilder Online in the United States or Canada. However, under the terms of this agreement, if ADP determines that the CareerBuilder Network and TeamBuilder Online have material inadequacies that reduce their ability to perform competitively in relation to other online recruiting products, CareerBuilder must correct the deficiencies specified by ADP or ADP is free to market alternative online recruitment services, including those of CareerBuilder's competitors, during the term of the agreement. This agreement also generally provides that, during the term of the agreement, CareerBuilder will not enter into any new reseller, distribution or similar agreement with any provider of human resource information systems which offers payroll software or payroll processing services similar to those offered by ADP to sell CareerBuilder's online recruiting offerings in the United States or Canada, or with another payroll or benefits administration provider. The ADP agreement may be terminated by ADP at any time after January 23, 2002 upon at least 120 days notice.

     In connection with the execution of the joint marketing and sales representative agreement and its amendment and the sale of shares of capital stock to ADP, CareerBuilder issued a warrant to ADP. See "Certain
Transactions -- Transactions with ADP" and Note 14 of Notes to Financial Statements.

COMPETITION

     CareerBuilder competes with companies, including recruiting search firms, that offer a single database "job board" solution, such as Monster.com and Career Mosaic, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. CareerBuilder also competes with large Internet information hubs, or portals, such as AOL.com. CareerBuilder may experience competition from potential customers to the extent that they develop their own online recruitment solutions internally. In addition, CareerBuilder competes with traditional recruiting services, such as newspapers and employee recruiting agencies, for a share of employers' total recruiting budgets. CareerBuilder believes that there will be rapid business consolidation in the online recruitment industry. Accordingly, competitors may rapidly acquire significant market share. CareerBuilder expects to face additional competition as other established and emerging companies, including print media companies and employee recruiting agencies with established brands, enter the online recruitment market.

     Although CareerBuilder believes it competes favorably in the online recruitment market, the online recruitment market is intensely competitive and a number of factors could adversely affect CareerBuilder's ability to compete in the future.

PROPRIETARY RIGHTS

     CareerBuilder relies upon a combination of copyright, trade secret and trademark laws, and non-disclosure and other contractual arrangements to protect its proprietary rights. There can be no assurance that the steps CareerBuilder has taken to protect its proprietary rights, however, will be adequate to deter misappropriation of proprietary information, and CareerBuilder may not be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although CareerBuilder believes that its products and services do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, CareerBuilder is subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require CareerBuilder to spend significant sums on litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement. Therefore, such claims could have a material adverse effect on CareerBuilder's business, operating results and financial condition.

EMPLOYEES

     At March 31, 1999, CareerBuilder had a total of 113 employees. Of these employees, 61 were involved in sales, marketing and business development, 37 were involved in technical support and engineering and 15 were involved in finance, administration and corporate operations. None of CareerBuilder's employees is represented by a labor union. CareerBuilder has not experienced any work stoppages and considers relations with its employees to be good.

FACILITIES

     CareerBuilder currently leases approximately 27,000 square feet of space at its headquarters in Reston, Virginia under two separate leases. These leases expire as to various portions of the facilities at various times from July 1999 to September 2001. CareerBuilder also maintains field sales offices in Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, New York, San Francisco and Seattle.

     CareerBuilder contracts with Global Center to host its communications hardware and other computer hardware operations that maintain the CareerBuilder Network. Global Center provides site hosting, systems management, network optimization, and environmental security consistent with accepted standards for high availability around-the-clock data center operations.

LEGAL PROCEEDINGS

     CareerBuilder is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of CareerBuilder, their ages at March 31, 1999 and their positions are as follows:

                  NAME                    AGE                   POSITION
                  ----                    ---                   --------
Executive officers and directors:
  Robert J. McGovern....................  37    Chairman of the Board of Directors,
                                                  President and Chief Executive Officer
  James A. Tholen.......................  39    Senior Vice President, Chief Financial
                                                  Officer, Secretary and Director
  Eugene J. Austin......................  40    Senior Vice President of Sales
  James A. Winchester, Jr...............  47    Senior Vice President of Engineering and
                                                  Chief Technology Officer
  Peter Barris (1)......................  47    Director
  Gary C. Butler (1)....................  52    Director
  D. Jarrett Collins (2)................  37    Director
  J. Neil Weintraut.....................  40    Director
  David C. Wetmore (2)..................  50    Director
Other key employees:
  Partho Choudhury......................  39    Vice President of Marketing
  William A. Klanke.....................  42    Vice President of Business Development

-------------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     ROBERT J. MCGOVERN is the founder of CareerBuilder, and has served as Chairman of the Board of Directors, President and Chief Executive Officer of CareerBuilder since its founding in November 1995. From May 1993 until August 1995, he served as Vice President and General Manager of the Availability and Performance Management Group, a division of Legent Corporation, a systems software company. Prior to that time, he served in various senior positions in sales with Hewlett-Packard Company, a computer hardware and software company.

     JAMES A. THOLEN has served as a director of CareerBuilder since its founding in November 1995 and as Senior Vice President and Chief Financial Officer of CareerBuilder since September 1998. From April 1997 until September 1998, he served as Chief Operating Officer and Chief Financial Officer of FTP Software, Inc., a software communications company. From September 1995 to February 1997, he served as Chief Financial Officer of The Compucare Company, a healthcare information systems provider. From August 1993 until August 1995, he served as Vice President of Corporate Strategy and Development for Legent Corporation.

     EUGENE J. AUSTIN has served as Senior Vice President of Sales of CareerBuilder since July 1996. From November 1994 to July 1996, he served as Vice President of Marketing for the Systems Division of Compaq Computer Corporation, a manufacturer of personal computers.

     JAMES A. WINCHESTER, JR. has served as Senior Vice President of Engineering and Chief Technology Officer of CareerBuilder since November 1995. From November 1987 until August 1995, he served as Manager and Director of Software Development with Legent Corporation.

     PETER BARRIS has served as a director of CareerBuilder since July 1996. Mr. Barris has been a General Partner with New Enterprise Associates L.P., a private investment firm, since 1992. Prior to that, he served as President and Chief Operating Officer of Legent Corporation from 1988 to 1990. Prior to that, Mr. Barris served as Senior Vice President and General Manager of UCCEL, a systems software developer, and held a variety of marketing and general management positions with General Electric Company, a manufacturing company. Mr. Barris serves as a director of Mobius Management Systems, Inc. and pcOrder.com, Inc., both of which are computer software systems and services companies.

     GARY C. BUTLER has served as a director of CareerBuilder since January 1998. Mr. Butler has served as President, Chief Operating Officer and a director of Automatic Data Processing, Inc., or ADPI, the parent of ADP, since April 1998. From January 1995 to April 1998, he served as Group President of the Employer Services Group of ADPI. Prior to that time, he served as Group President for the Dealer Services Group of ADPI for more than five years. Mr. Butler serves as a director of Convergys Corporation, a provider of financial and management services.

     D. JARRETT COLLINS has served as a director of CareerBuilder since September 1997. Mr. Collins has served as Director of TTC Ventures, a subsidiary of Thomson Holdings, a publishing company, since September 1995. From July 1989 to September 1995, Mr. Collins was a principal in Copley Venture Partners, a venture capital partnership.

     J. NEIL WEINTRAUT has served as a director of CareerBuilder since January 1997. Mr. Weintraut has been a General Partner of 21st Century Internet Venture Partners, a private investment firm, since October 1996. From 1987 to June 1996, Mr. Weintraut held various positions at Hambrecht & Quist, an investment banking firm, most recently as a general partner.

     DAVID C. WETMORE has served as a director of CareerBuilder since December 1995. Mr. Wetmore has served as Managing Director of Updata Capital, Inc., a private investment firm, since November 1995. From 1992 to August 1995, Mr. Wetmore served as Chief Operating Officer and a director of Legent Corporation. From 1988 to 1992, he served as President, Chief Operating Officer and a director of Goal Systems International, Inc., a systems software company, and served as its Chief Executive Officer from 1989 to 1992 and its Chairman from 1991 to 1992. Mr. Wetmore serves as a director of Walker Interactive Systems, Inc., a financial and analytical software developer, and Nationwide Investing Foundation.

     PARTHO CHOUDHURY has served as Vice President of Marketing of CareerBuilder since December 1998. From January 1998 to December 1998, he served as Vice President of Marketing of the Sprint PCS Division of Sprint Corporation, a wireless communications company, and from January 1995 to December 1997, he served as the Director of Marketing for the Sprint PCS Division. From April 1993 to December 1994, he served as the Director of Marketing for the L'eggs Products Division of Sara Lee Corporation. Prior to that time, he held marketing positions with Warner-Lambert Company and Procter & Gamble Company.

     WILLIAM A. KLANKE has served as Vice President of Business Development of CareerBuilder since November 1997. From September 1994 to November 1997, he served as an Associate Publisher with Cahners Publishing Company, a publishing company.

     Following this offering, the Board of Directors of CareerBuilder will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of two Class I Directors, Messrs. Collins and Weintraut, two Class II Directors, Messrs. Barris and Butler, and three Class III Directors, Messrs. McGovern, Tholen and Wetmore. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. CareerBuilder's Amended and Restated By-laws provide that such directors are elected by a plurality of all votes cast at such meeting. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2000, 2001 and 2002, respectively.

     Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of CareerBuilder.

     Holders of shares of each of the Class B convertible preferred stock and Class C convertible preferred stock were entitled prior to the offering to elect one representative to the Board of Directors. Mr. Barris was elected as the representative of the holders of Class B convertible preferred stock and Mr. Weintraut was elected as the representative of the holders of Class C convertible preferred stock.

     Holders of shares of Class D convertible preferred stock were entitled prior to the offering to elect two representatives to the Board of Directors. Mr. Collins and Mr. Butler were elected as the representatives of the holders of Class D convertible preferred stock.

     Holders of shares of each of Class E convertible preferred stock and Class F convertible preferred stock were entitled prior to the offering to have one individual present to observe all meetings of the Board of Directors. Mr. Gene Riechers of FBR Technology Venture Partners, L.P. was designated as the observer for the holders of Class E convertible preferred stock. Mr. Carlos Monfiglio of GE Capital Equity Investments, Inc. was designated as the observer for the holders of the Class F convertible preferred stock.

NOMINATION AND OBSERVER RIGHTS AFTER THE OFFERING

     Under the terms of the amendment to the joint marketing and sales representative agreement, CareerBuilder has committed to nominate one representative of ADP to stand for election to the Board of Directors at every third annual meeting commencing in 2001. CareerBuilder's obligation to nominate an ADP representative ends upon the termination of the joint marketing and sales representative agreement.

     In addition, after the offering, several existing stockholders have the right pursuant to their respective preferred stock purchase agreements to have one representative attend each meeting of the Board of Directors so long as they continue to own a specified number of shares of the common stock they receive upon the automatic conversion in the offering of the convertible preferred stock held by them. Specifically, the following seven stockholders each have the right to have one observer present so long as they continue to hold the number of shares of common stock indicated:

                                                              NUMBER OF
                        STOCKHOLDER                            SHARES
                        -----------                           ---------
New Enterprise Associates VI, Limited Partnership...........   500,000
21st Century Internet Fund, L.P.............................   500,000
TTC Ventures, Inc. .........................................   500,000
ADP, Inc. ..................................................   500,000
FBR Technology Venture Partners, L.P. ......................   250,000
GE Capital Equity Investments, Inc. and General Electric
  Pension Trust (one observer each so long as the specified
  number of shares is held in the aggregate)................   250,000

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee composed of Messrs. Barris and Butler, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to CareerBuilder and administers and grants stock options pursuant to CareerBuilder's stock option plans. The Board of Directors also has an Audit Committee composed of Messrs. Collins and Wetmore, which reviews the results and scope of the audit and other services provided by CareerBuilder's independent public accountants and reviews CareerBuilder's internal controls.

DIRECTOR COMPENSATION

     Directors do not receive any cash fees for their services on the Board, but are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. In November 1997, the Board voted to grant to each of CareerBuilder's non-employee directors, on an annual basis, options to purchase up to 5,000 shares of common stock. In November 1997, three non-employee directors, who had served on the Board for at least two years prior to November 1997, were each granted a non-qualified stock option to purchase 10,000 shares of common stock at a purchase price of $0.35 per share. At the same time, the Board also voted to grant on an annual basis, on the earlier of the date of CareerBuilder's annual stockholders meeting or April 1, to each of CareerBuilder's non-employee directors options to purchase up to 5,000 shares of common stock. Pursuant to this resolution, on March 31, 1998, CareerBuilder's six non-employee directors were each granted a non-qualified stock option to purchase 5,000 shares of common stock at a purchase price of $0.40 per share, vesting on March 31, 1999. Likewise, on April 1, 1999, the non-employee directors were each granted a non-qualified stock option to purchase 5,000 shares of common stock at a purchase price of $9.00, vesting on March 31, 2000. The Board has voted to discontinue these annual grants following the offering, after which time the non-employee directors of CareerBuilder will be eligible to receive stock options under CareerBuilder's 1999 Non-Employee Director Stock Option Plan. See "-- Stock Plans -- 1999 Non-Employee Director Stock Option Plan."

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued for the year ended December 31, 1998 for CareerBuilder's Chief Executive Officer and its two other most highly compensated executive officers whose salary and bonus totaled at least $100,000 for the year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL
                                                           COMPENSATION
                                                         -----------------      ALL OTHER
              NAME AND PRINCIPAL POSITION                 SALARY    BONUS    COMPENSATION(1)
              ---------------------------                --------   ------   ---------------
Robert J. McGovern.....................................  $145,000   $2,902       $2,125
  Chairman of the Board, President and Chief Executive
  Officer

Eugene J. Austin.......................................   130,000    5,804        2,809
  Senior Vice President of Sales

James A. Winchester....................................   115,000       --        2,382
  Senior Vice President of Engineering and
  Chief Technology Officer

-------------------------
(1) Represents premiums paid by CareerBuilder for executive disability insurance.

OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the value of options exercised by each of the named executive officers as of December 31, 1998 and the number and value of unexercised options held by each of the named executive officers on December 31, 1998. CareerBuilder granted no stock options to any of the named executive officers in 1998.

                1998 OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                             NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                UNDERLYING                   IN-THE-MONEY
                                                            UNEXERCISED OPTIONS            OPTIONS AT FISCAL
                              SHARES                       AT FISCAL YEAR END(3)              YEAR-END(2)
                             ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Robert J. McGovern........      --           --            --             --             --             --
Eugene J. Austin..........   125,000(1)    $307,500       105,161        126,506       $361,907       $431,860
James A. Winchester.......      --           --            --             --             --             --

-------------------------
(1) The indicated shares are subject to a right of repurchase at the fair market value of the shares in favor of CareerBuilder in the event of the owner's termination of employment with CareerBuilder or death and the owner shall not transfer the shares without first offering them to CareerBuilder on the same terms and conditions as those offered to the proposed transferee.

(2) Represents the difference between (a) the exercise price and (b) the fair market value of the common stock at the date of exercise, in the case of value received upon exercise ($2.50 per share), and at fiscal year end, in the case of value at year end ($3.50 per share). These fair market values were determined by CareerBuilder's Board of Directors.

(3) Shares purchased upon exercise of the indicated options are subject to a right of repurchase at the fair market value of the shares in favor of CareerBuilder in the event of the optionee's termination of employment with CareerBuilder or death and the optionees shall not transfer the shares purchased upon exercise of the indicated options without first offering them to CareerBuilder on the same terms and conditions as those offered to the proposed transferee.

STOCK PLANS

     A total of 3,300,000 shares of common stock have been reserved for issuance in the aggregate under CareerBuilder's four stock option plans described below.

  STOCK OPTION PLAN

     CareerBuilder's original stock option plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonstatutory stock options. As of March 31, 1999, options to purchase 1,375,843 shares of common stock were outstanding under this plan. Following this offering, the Board of Directors has provided that no additional grants or awards will be made under this plan.

  1999 STOCK INCENTIVE PLAN

     Under CareerBuilder's 1999 Stock Incentive Plan, a variety of stock-based awards may be granted to officers, employees, directors, consultants and advisors of CareerBuilder and its subsidiaries. The Board of Directors has authorized the Compensation Committee to administer this plan. While CareerBuilder currently anticipates that most grants under this plan will consist of incentive stock options or nonstatutory stock options, CareerBuilder could also grant other stock-based awards, including stock appreciation rights, which represent the right to receive any excess in value of the shares of common stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of common stock, subject to the right of CareerBuilder to repurchase all or part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under this plan. Options or other awards that are granted under this plan but expire unexercised are available for future grants. As of March 31, 1999, no options to purchase common stock or other awards had been granted under this plan.

  1999 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     Under CareerBuilder's 1999 Non-Employee Director Stock Option Plan, directors of CareerBuilder who are not employees of CareerBuilder are eligible to receive nonstatutory options to purchase shares of common stock. This plan provides:

     - in the case of a non-employee director who is serving on CareerBuilder's Board of Directors on the effective date of this offering and who continues to serve on the Board of Directors at the adjournment of CareerBuilder's annual meeting of stockholders held in the year 2000 or the adjournment of any subsequent annual meeting shall be granted an option to purchase 5,000 shares of common stock on the date of each such adjournment;

     - in the case of a non-employee director elected to the Board of Directors after this offering (a "Non-IPO Director"), for the grant to such director on such election date of an option to purchase 5,000 shares of common stock; and

     - that each Non-IPO Director who is serving on the Board of Directors at the adjournment of any annual meeting of stockholders held after the date of his or her election shall be granted an option to purchase 5,000 shares of common stock on the date of each such adjournment.

     All options granted under this plan will have an exercise price equal to the fair market value of the common stock on the date of grant as determined pursuant to the terms of this plan and shall vest on the first anniversary of the date of grant. As of March 31, 1999, no options to purchase common stock had been granted under this plan.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     Under CareerBuilder's 1999 Employee Stock Purchase Plan, employees of CareerBuilder, including directors of CareerBuilder who are employees and all employees of designated subsidiaries of CareerBuilder, who meet the eligibility requirements are able to participate in semi-annual plan offerings in which payroll deductions may be used to purchase shares of common stock. The purchase price of shares purchased under the purchase plan is 85% of the closing price of the common stock on the first business day of the applicable plan offering period or the last business day of the applicable plan offering period, whichever is less. The first offering period under the purchase plan will commence immediately after the completion of this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Barris and Wetmore served during the year ended December 31, 1998 as members of the Compensation Committee of the Board of Directors. No executive officer of CareerBuilder has served as a director of or member of the compensation committee or other committee serving an equivalent function of any other entity, any of whose executive officers serve as a director of or member of the Compensation Committee of the Board of Directors.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH ADP

     In January 1998, CareerBuilder entered into the ADP joint marketing and sales representative agreement with ADP, which was amended in March 1999. Under the terms of this agreement, ADP agreed to market CareerBuilder's services to ADP's current and prospective clients using, at a minimum, ADP's major accounts division direct sales force. This sales force is currently comprised of approximately 470 salespeople and is generally responsible for selling to companies with between 100 and 1,000 employees. Under the terms of the agreement, ADP has the right, but not the obligation, to market CareerBuilder online recruitment offerings on a worldwide basis. The agreement provides for ADP to market CareerBuilder's online recruitment offerings using a co-branding strategy, which allows ADP to sell CareerBuilder's online recruitment offerings using materials incorporating ADP's name and logo. As its commission for sales made to ADP clients and prospects through orders procured by ADP, ADP is entitled to retain a percentage of total monthly revenue to CareerBuilder for job advertisements on CareerBuilder.com purchased through such ADP orders and a percentage of total monthly revenue to CareerBuilder for job advertisements on the other sites on the CareerBuilder Network purchased through such ADP orders. ADP is also entitled to receive a percentage of CareerBuilder's revenue from TeamBuilder Software sales to ADP customers and prospects whose orders were procured by ADP and a percentage of CareerBuilder's revenue from sales of online, radio and banner advertising to ADP customers and prospects whose orders were procured by ADP, as well as other fees associated with account installation and support. Based on CareerBuilder's current revenues, ADP will receive commissions from 33 1/3% to 50% of revenue generated from job advertisements from customers for which ADP served as sales agent. CareerBuilder is also obligated to pay ADP a sales commission of 50% of all revenue received from sales of TeamBuilder Software and banner advertising to customers for whom ADP served as sales agent. In the quarter ended March 31, 1999, ADP received sales commissions of approximately 39% of revenue from customers for which ADP acted as sales agent. The agreement also generally prohibits ADP's Employer Services Division, during the term of the agreement, from entering into any new joint marketing, reseller, distribution or other arrangement with any other provider of Internet recruitment offerings that offers products or services similar to TeamBuilder Online in the United States or Canada. However, under the terms of this agreement, if ADP determines that the CareerBuilder Network or TeamBuilder Online have material inadequacies that reduce their ability to perform competitively in relation to other online recruiting products, CareerBuilder must correct the deficiencies specified by ADP or ADP is free to market alternative online recruitment services, including those of CareerBuilder's competitors, during the term of the agreement. The agreement generally provides that, during the term of the agreement, CareerBuilder will not enter into any new reseller, distribution or similar agreement with any provider of human resources information systems offering payroll software or payroll processing services similar to those offered by ADP to sell CareerBuilder's online recruitment offerings in the United States or Canada, or with another payroll or benefits administration provider. The ADP agreement continues until January 23, 2002, and thereafter continues automatically unless terminated by either of the parties. ADP can terminate the agreement at any time after January 23, 2002 by giving CareerBuilder at least 120 days written notice. CareerBuilder can terminate the agreement at any time after January 23, 2002, after giving written notice to ADP ranging from one to three years depending upon the total revenue generated from ADP customers and prospects whose orders were procured by ADP. Notwithstanding termination of the ADP agreement for any reason, ADP will be entitled to continue to receive on an ongoing basis its allocated share of recurring revenue to CareerBuilder derived from an ADP-acquired customer for as long as such customer continues to receive any of CareerBuilder's online recruitment offerings for which orders were procured by ADP.

     In connection with the execution of the joint marketing and sales representative agreement and its amendment and the sale of shares of capital stock to ADP, CareerBuilder issued a warrant to ADP, which vests in three installments. The first installment of 380,000 shares vested at the signing of the amendment. The exercise price of the first installment is $12.00 per share. Warrants for the second and third installments of up to 380,000 shares of common stock each will vest based on ADP achieving specified revenue-based milestones. The revenue-based milestones are measured for a specific time period, by subtracting from total revenue received from customers for which ADP has acted as sales agent, sales commissions paid to ADP. In order for the March 2001 installment of the warrant to vest, revenue minus sales commission for the period from March 1, 1999 through March 30, 2001 must exceed $10.2 million. In order for the minimum number of shares under the March 2002 installment to vest, the milestone of revenue minus sales commission for the period from April 1, 2001 through March 30, 2002 must exceed $23.0 million, with $30.0 million required to the maximum number of shares issuable under the installment to vest. The exercise price for the second and third installments is $5.00 per share. The ADP warrant contains antidilution provisions that increase the number of shares for which the warrant is exercisable if CareerBuilder issues additional equity securities primarily for financing purposes, not including the shares of common stock sold in this offering. Each remaining installment of the warrant may be issuable upon exercise for a maximum of 516,824 shares based on current antidilution calculations. The number of shares of common stock issuable upon exercise of the warrant may increase up to a maximum of 568,506 shares for each of the second and third installments as a result of these provisions. The first, second and third installments are each exercisable, to the extent vested, during the five-year period following March 4, 1999, March 31, 2001 and March 31, 2002, respectively.

     As the ADP warrant vests, CareerBuilder may be required to record significant expenses. See Note 14 of Notes to Financial Statements.

STOCK PURCHASES BY AFFILIATES

     In November 1995, in connection with the founding of CareerBuilder, CareerBuilder issued to Robert J. McGovern for an aggregate price of $80,000, and James A. Winchester for an aggregate price of $20,000, 3,431,250 and 693,750 shares of Class A common stock, respectively, and issued 80 shares of Class B non-voting liquidating preferred stock to Mr. McGovern and 20 shares of Class B non-voting liquidating preferred stock. Messrs. McGovern and Winchester currently serve as officers of CareerBuilder and Mr. McGovern currently serves as the Chairman of the Board.

     In December 1995, CareerBuilder issued to David C. Wetmore 468,750 shares of Class A common stock, and 150 shares of Class B non-voting liquidating preferred stock at an aggregate purchase price of $150,000. Mr. Wetmore currently serves as a director of CareerBuilder.

     In July 1996, CareerBuilder converted the 3,431,250 shares of Class A common stock and the 80 shares of Class B non-voting liquidating preferred issued to Mr. McGovern into 250,000 shares of Class A convertible preferred stock and 3,181,250 shares of common stock, converted the 693,750 shares of Class A common stock issued to Mr. Winchester into 693,750 shares of common stock, and converted the 468,750 shares of Class A common stock and the 150 shares of Class B non-voting liquidating preferred issued to Mr. Wetmore into 468,750 shares of Class A convertible preferred stock. Upon completion of this offering, each share of Class A convertible preferred stock will automatically convert into one share of common stock.

     In July 1996, CareerBuilder issued shares of Class B convertible preferred stock to David C. Wetmore and to other stockholders of CareerBuilder at a purchase price of $0.76 per share. The number of shares of Class B convertible preferred stock issued to each individual and entity is set forth below. Upon completion of this offering, each share of Class B convertible preferred stock will automatically convert into one share of common stock.

                                                 NUMBER OF SHARES OF CLASS B
               NAME OF INVESTOR                  CONVERTIBLE PREFERRED STOCK
               ----------------                  ----------------------------
David C. Wetmore...............................             135,730
New Enterprise Associates VI, Limited
  Partnership..................................           1,710,527
NEA President's Fund, L.P......................              78,947

     In January 1997, CareerBuilder issued shares of Class C convertible preferred stock to stockholders of CareerBuilder at a purchase price of $1.44 per share. The number of shares of Class C convertible preferred stock issued to each entity is set forth below. Upon completion of this offering, each share of Class C convertible preferred stock will automatically convert into one share of common stock.

                                                 NUMBER OF SHARES OF CLASS C
               NAME OF INVESTOR                  CONVERTIBLE PREFERRED STOCK
               ----------------                  ----------------------------
21st Century Internet Fund, L.P................           1,800,000
New Enterprise Associates VI, Limited
  Partnership..................................           1,388,889

     In September 1997 and January 1998, CareerBuilder issued shares of Class D convertible preferred stock to entities affiliated with directors of CareerBuilder and stockholders of CareerBuilder at a purchase price of $3.57 per share. The number of shares of Class D convertible preferred stock issued to each entity is set forth below. Upon completion of this offering, each share of Class D convertible preferred stock will automatically convert into one share of common stock.

                                                 NUMBER OF SHARES OF CLASS D
               NAME OF INVESTOR                  CONVERTIBLE PREFERRED STOCK
               ----------------                  ----------------------------
21st Century Internet Fund, L.P................            327,557
New Enterprise Associates VI, Limited
  Partnership..................................            317,667
ADP............................................            840,337

     In July 1998, CareerBuilder issued shares of Class E convertible preferred stock to entities affiliated with directors of CareerBuilder and stockholders of CareerBuilder at a purchase price of $4.93 share. The number of shares of Class E convertible preferred stock issued to each entity is set forth below. Upon completion of this offering, each share of Class E convertible preferred stock will automatically convert into one share of common stock.

                                                 NUMBER OF SHARES OF CLASS E
               NAME OF INVESTOR                  CONVERTIBLE PREFERRED STOCK
               ----------------                  ---------------------------
21st Century Internet Fund, L.P................            143,068
New Enterprise Associates VI, Limited
  Partnership..................................            235,091

     In January 1999, CareerBuilder issued shares of Class F convertible preferred stock to entities affiliated with directors of CareerBuilder and stockholders of CareerBuilder at a purchase price of $5.45 per share. The number of shares of Class F convertible preferred stock issued to each entity is set forth below. Upon completion of this offering, each share of Class F convertible preferred stock will automatically convert into one share of common stock.

                                                 NUMBER OF SHARES OF CLASS F
               NAME OF INVESTOR                  CONVERTIBLE PREFERRED STOCK
               ----------------                  ---------------------------
GE Capital Equity Investments, Inc.............            917,431
21st Century Internet Fund, L.P................            171,389
New Enterprise Associates VI, Limited
  Partnership..................................            279,792
ADP............................................             63,232

     In May 1999, CareerBuilder entered into a service and distribution agreement with Microsoft. Under the terms of this agreement, CareerBuilder will provide career sites for the Microsoft Network and Microsoft Sidewalk. The service and distribution agreement has a term of two years, with Microsoft able to extend the agreement for an additional two-year term at its option. CareerBuilder is obligated to provide two individuals dedicated solely to designing, developing and implementing unique Microsoft-specific features. These Microsoft-specific developments may not be offered to other parties without Microsoft's permission for six months following implementation. Under the terms of the agreement, Microsoft is entitled to "most favored nations" treatment with respect to revenue allocations relating to the sale of job positions and advertisements that CareerBuilder may agree to in future arrangements with any of its CareerBuilder Network affiliates. If Microsoft achieves agreed upon website traffic goals based on percentages of projected site visits, CareerBuilder will be obligated to make guaranteed revenue payments of up to $786,000 in 1999, up to $3.0 million in 2000 and up to $1.8 million in 2001.

     For a payment to CareerBuilder of not less than $18.0 million and not more than $40.0 million, Microsoft may exercise, during the term of the service and distribution agreement, a right to purchase a perpetual, royalty-free, irrevocable license to the object code and source code for the software, job posting databases and other components that make up the career center sites, including the right to use a TeamBuilder Online product directly associated with posting to the Microsoft sites. Upon exercise of this option, Microsoft would be able to offer a job posting service to entities controlled by it. Microsoft would be prohibited, however, from using the offerings subject to the license to compete directly with CareerBuilder. The amount of the payment Microsoft is required to make upon exercise of the license option is based on calculations of revenues earned prior to the option exercise.

     Also in May 1999, Microsoft purchased 1,372,817 shares of CareerBuilder's common stock for an aggregate purchase price of $17,846,621, or $13.00 per share. In addition, for no additional cash consideration CareerBuilder issued a warrant to Microsoft representing the right to purchase 873,534 shares of common stock at an exercise price of $13.00 per share. The warrant is immediately exercisable in full.

     Microsoft was not affiliated with CareerBuilder at the time the service and distribution agreement was entered into.

OTHER TRANSACTIONS WITH AFFILIATES

     Pursuant to the Certificate of Incorporation, CareerBuilder's board of directors currently consists of one director designated by the holders of Class A convertible preferred stock, one director designated by the holders of Class B convertible preferred stock, one director designated by the holders of Class C convertible preferred stock, two directors designated by the holders of common stock, one director designated by Thomson U.S. Inc. on behalf of the holders of Class D convertible preferred stock and one director designated by ADP also on behalf of the holders of Class D convertible preferred stock. This arrangement will terminate upon the completion of the offering.

     CareerBuilder has adopted a policy providing that all material transactions between CareerBuilder and its officers, directors and other affiliates must:

     - be approved by a majority of the members of CareerBuilder's Board of Directors and by a majority of the disinterested members of the Board of Directors; and

     - be on terms no less favorable to CareerBuilder than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the common stock of CareerBuilder as of May 4, 1999 by each person or entity known to CareerBuilder to own beneficially more than 5% of the common stock, each of the directors of CareerBuilder, each of the named executive officers, each of the selling stockholders and all directors and executive officers as a group. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

                                      SHARES BENEFICIALLY                      SHARES TO BE
                                             OWNED            NUMBER OF     BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)      SHARES        AFTER OFFERING(1)
                                    -----------------------    OFFERED    -----------------------
     NAME OF BENEFICIAL OWNER         NUMBER     PERCENTAGE   FOR SALE      NUMBER     PERCENTAGE
     ------------------------       ----------   ----------   ---------   ----------   ----------
New Enterprise Associates (2).....   4,022,551      21.9%       --         4,022,551      17.7%
  1119 St. Paul Street
  Baltimore, MD 21202
21st Century Internet Fund, L.L.C.
  (3).............................   2,449,097      13.4        --         2,449,097      10.8
  Two South Park
  San Francisco, CA 94107
Microsoft Corporation
  One Microsoft Way
  Redmond, WA 98052 (4)...........   2,246,351      12.3        --         2,246,351       9.9
ADP, Inc. (5).....................   1,283,569       7.0        --         1,283,569       5.6
  1 ADP Boulevard
  Roseland, NJ 07068
GE Capital Equity Investments,
  Inc.............................     917,431       5.0        --           917,431       4.0
  120 Long Ridge Road
  Stamford, CT 06927
Robert J. McGovern (6)............   3,350,540      18.3        --         3,350,540      14.7
Eugene J. Austin (7)..............     372,805       2.0        --           372,805       1.6
James A. Tholen...................      22,500         *        --            22,500         *
James A. Winchester...............     693,750       3.8        --           693,750       3.1
Peter J. Barris (8)...............   4,037,551      22.0        --         4,037,551      17.8
Gary C. Butler (9)................   1,288,569       7.0        --         1,288,569       5.7
D. Jarrett Collins (10)...........     649,891       3.5        --           649,891       2.9
J. Neil Weintraut (11)............   2,454,097      13.4        --         2,454,097      10.8
David C. Wetmore (12).............     586,980       3.2       25,000        561,980       2.5
All executive officers and
  directors as a group (9 persons)
  (13)............................  13,456,683      72.8       25,000     13,431,683      58.7

Other Selling Stockholders:
John F. Burton (14)...............     431,052       2.4       25,000        406,052       1.8

                                      SHARES BENEFICIALLY                      SHARES TO BE
                                             OWNED            NUMBER OF     BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)      SHARES        AFTER OFFERING(1)
                                    -----------------------    OFFERED    -----------------------
     NAME OF BENEFICIAL OWNER         NUMBER     PERCENTAGE   FOR SALE      NUMBER     PERCENTAGE
     ------------------------       ----------   ----------   ---------   ----------   ----------
Bernard Goldsmith (15)............     544,480       3.0       50,000        494,480       2.2

-------------------------
  *  Less than 1%

 (1) Assumes no exercise of the underwriters' over-allotment option. The number of shares of common stock outstanding prior to this offering includes 18,326,984 shares of common stock outstanding as of May 4, 1999 and, with respect to each person, the shares issuable by CareerBuilder pursuant to options held by such persons which may be exercised within 60 days following May 4, 1999 ("Presently Exercisable Options"). The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 31, 1999 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

 (2) Consists of 3,930,446 shares of common stock held of record by New Enterprise Associates VI, Limited Partnership, 78,947 shares of common stock held of record by NEA President's Fund, L.P. and 13,158 shares of common stock held of record by NEA Ventures 1996, L.P.

 (3) Includes 2,127,557 shares of common stock held of record by 21st Century Internet Fund, L.P.

 (4) Includes 873,534 shares of common stock issuable upon exercise of the warrant issued to Microsoft in May 1999.

 (5) Includes 380,000 shares of common stock issuable upon exercise of the warrant issued to ADP in January 1998.

 (6) Includes 250,000 shares of common stock held of record by the Robert McGovern Bypass Trust. Mr. McGovern disclaims beneficial ownership of shares held of record by such trust.

 (7) Includes 89,742 shares subject to Presently Exercisable Options.

 (8) Includes 3,930,446 shares of common stock held of record by New Enterprise Associates VI, Limited Partnership, 78,947 shares of common stock held of record by NEA President's Fund, L.P. and 13,158 shares of common stock held of record by NEA Ventures 1996, L.P. Mr. Barris disclaims beneficial ownership of all such shares of common stock. Also includes 15,000 shares subject to Presently Exercisable Options.

(9) Consists of 903,569 shares of common stock held of record by ADP and 380,000 shares of common stock issuable upon exercise of the warrant issued to ADP in January 1998. Mr. Butler disclaims beneficial ownership of all such shares of common stock. Also includes 5,000 shares subject to Presently Exercisable Options.

(10) Includes 644,891 shares of common stock held of record by Thomson U.S. Inc. Mr. Collins disclaims beneficial ownership of all such shares of common stock. Also includes 5,000 shares subject to Presently Exercisable Options.

(11) Includes 321,540 shares of common stock held of record by 21st Century Internet Venture Partners, LLC and 2,127,557 shares of common stock held of record by 21st Century Internet Fund, L.P. Mr. Weintraut disclaims beneficial ownership of all such shares of common stock. Also includes 5,000 shares subject to Presently Exercisable Options.

(12) Includes 7,500 shares subject to Presently Exercisable Options. Excludes 40,000 shares of common stock held of record by adult children of Mr. Wetmore.

(13) See footnotes (1) and (6) through (12) above.

(14) Includes 10,000 shares of common stock held of record by Camden D. Burton, 10,000 shares of common stock held of record by Casey L. Burton and 10,000 shares of common stock held of record by Haley F. Burton. Mr. Burton disclaims beneficial ownership of all such shares of common stock.

(15) Includes 20,000 shares of common stock held of record by the Goldsmith Family Irrevocable Life Insurance Trust. Mr. Goldsmith disclaims beneficial ownership of all such shares of common stock. Excludes 60,000 shares of common stock held of record by Mr. Goldsmith's adult children.

                          DESCRIPTION OF CAPITAL STOCK

     Following this offering, the authorized capital stock of CareerBuilder will consist of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, $.001 par value per share. As of May 4, 1999, assuming conversion of all shares of convertible preferred stock into common stock, there would have been 18,326,984 shares of Common Stock outstanding held by 101 stockholders.

     The following summary of CareerBuilder's common stock, preferred stock, Amended and Restated Certificate of Incorporation and Amended and Restated By-laws is not intended to be complete and is qualified by reference to the provisions of applicable law and to CareerBuilder's certificate of incorporation, by-laws and other agreements included as exhibits to the Registration Statement of which this prospectus is a part. See "Additional Information."

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the dissolution or liquidation of CareerBuilder, subject to the prior rights of any outstanding preferred stock, the holders of common stock are entitled to receive ratably the net assets of CareerBuilder available after the payment of all debts and other liabilities, and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are, and the shares of common stock offered by CareerBuilder in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which CareerBuilder may designate and issue in the future. Several holders of common stock have the right to require CareerBuilder to effect the registration of their shares of common stock in certain circumstances. See "Shares Eligible for Future Sale -- Registration Rights."

     At present, there is no established trading market for the common stock. The shares of the common stock have been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CBDR".

PREFERRED STOCK

     Under the terms of the certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

     The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CareerBuilder. CareerBuilder has no present plans to issue any shares of preferred stock.

WARRANTS

     In January 1998, CareerBuilder issued to ADP a warrant, which was amended in March 1999, which currently represents the right to purchase up to 1,294,052 shares of common stock vesting in three installments. The first installment for 380,000 shares of common stock at an exercise price of $12.00 per share vested at the time of the amendment in March 1999. The remaining two installments have an exercise price of $5.00 per share and vest subject to ADP achieving specified revenue targets. See "Certain Transactions -- Transactions with ADP."

     In December 1998, CareerBuilder issued to PNC a warrant to purchase up to 40,568 shares of common stock at a purchase price of $4.93 per share. This warrant expires on December 29, 2008. PNC also has the right to require CareerBuilder, in specified circumstances, to effect the registration of the shares of common stock issuable upon exercise of this warrant. See "Shares Eligible for Future Sale -- Registration Rights."

     In March 1999, CareerBuilder issued two warrants to NBC Multimedia, Inc. The first warrant, granting the right to purchase up to 93,750 shares of common stock at a purchase price of $8.00 per share, vests in two equal installments, one each on March 5, 2000 and 2001. The second warrant, granting the right to purchase up to 53,571 shares of common stock at a purchase price of $14.00 per share, vests in two equal installments, one each on March 5, 2001 and March 5, 2002. Each of the warrants expire on March 5, 2004.

     In May 1999, CareerBuilder issued to Microsoft a warrant to purchase 873,534 shares of common stock at a purchase price of $13.00 per share. This warrant is immediately exercisable in full and expires on May 4, 2004.

DELAWARE LAW AND CHARTER AND BY-LAW PROVISIONS

     CareerBuilder is subject to the provisions of Section 203 of the Delaware corporate law statute. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The certificate of incorporation and by-laws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote. Under the certificate of incorporation and by-laws, any vacancy on the Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitation on removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of CareerBuilder.

     The certificate of incorporation and by-laws also provide that after this offering, any action required or permitted to be taken by the stockholders of CareerBuilder at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The certificate of incorporation and by-laws further provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors.

     In order for any matter to be considered "properly brought" before an annual meeting, a stockholder must comply with advance notice and information disclosure requirements. The stockholder must deliver written notice of the matter to the Secretary of CareerBuilder, to be received not less than 60 days nor more than 90 days prior to the meeting. However, if less than 70 days' notice or prior public disclosure of the date of the meeting is given to stockholders, the notice would have to be received by the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. If the matter relates to the election of directors of CareerBuilder, the notice must set forth specific information regarding each nominee and the nominating stockholder. For any other matter, the notice must set forth a brief description of the business desired to be brought and the reasons for conducting such business at the annual meeting and information regarding the proponent stockholder. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of CareerBuilder. These provisions could also discourage a third party from making a tender offer for the common stock, because even if it acquired a majority of the outstanding voting securities of CareerBuilder, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called annual stockholders' meeting, and not by written consent.

     Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless CareerBuilder's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The by-laws require the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast to amend or repeal any of the provisions described in the prior three paragraphs.

     The certificate of incorporation contains provisions permitted under Delaware corporate law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the certificate of incorporation contains provisions to indemnify CareerBuilder's directors and officers to the fullest extent permitted by Delaware corporate law. CareerBuilder believes that these provisions will assist CareerBuilder in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the common stock of CareerBuilder. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of CareerBuilder to raise equity capital in the future.

     Upon completion of the offering, CareerBuilder will have 22,726,984 shares of common stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 4,500,000 shares sold in this offering (plus any additional shares sold upon exercise of the underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act, unless they are purchased by an existing "affiliate" of CareerBuilder as that term is used under the Securities Act and the regulations promulgated thereunder. The remaining 18,226,984 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the offering, an affiliate of CareerBuilder, or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock or (ii) the average weekly trading volume of common stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to the manner of sale, notice, and the availability of current public information about CareerBuilder. A person (or persons whose shares are aggregated) who was not an affiliate of CareerBuilder at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

     An employee, officer or director of or consultant to CareerBuilder who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

     As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

          - no restricted securities will be eligible for immediate sale on the date of this prospectus;

          - approximately 40,865 restricted securities will be eligible for sale beginning 90 days after the date of this prospectus, subject in some cases to compliance with Rule 144;

          - approximately 14,828,317 additional restricted securities will be eligible for sale beginning 180 days after the effective date of this offering upon expiration of lock-up agreements, subject in some cases to compliance with Rule 144; and

          - the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

     In addition, CareerBuilder expects to file a registration statement on Form S-8 registering up to 3,300,000 shares of common stock subject to outstanding stock options or reserved for issuance under CareerBuilder's equity incentive plans. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with CareerBuilder or the lock-up agreements described above.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement with CareerBuilder, several current stockholders will be entitled following this offering to rights to register under the Securities Act a total of approximately 17,261,612 shares of common stock.

     The registration rights agreement, to which all of the holders of preferred stock are parties, generally provides that these stockholders may require CareerBuilder to prepare and file a registration statement under the Securities Act for their shares at any time beginning July 12, 1999, provided that the reasonably anticipated aggregate price to the public is at least $5.0 million, with certain exceptions. CareerBuilder is generally not required to effect more than two demand registration requests for any stockholder with registration rights or file a registration statement within 120 days after the effective date of any other registration statement filed by CareerBuilder. In addition, this agreement generally provides that, at such time as CareerBuilder is entitled to file a registration statement on Form S-3, stockholders with registration rights may require CareerBuilder to prepare and file a registration statement on Form S-3, provided that the reasonably anticipated aggregate price to the public is at least $1.0 million. Stockholders with registration rights are entitled to an unlimited number of demand registration requests on Form S-3.

     The registration rights agreement generally provides that if CareerBuilder proposes to register any of its securities under the Securities Act, stockholders with registration rights will be entitled to include shares in such offering. The managing underwriter of any underwritten public offering would, however, have the right, for marketing reasons, to limit the number of shares that such stockholders could include in such registration, except that in no event may less than one-third of the shares of common stock to be sold in the offering be made available for certain of the shares subject to this agreement, on a pro rata basis.

     CareerBuilder's obligations to register shares under the registration rights agreement terminate in July 2011.

     Pursuant to an agreement with PNC Bank, N.A., CareerBuilder's lender, if CareerBuilder proposes to register any of its common stock under the Securities Act, including a registration made at the request of a stockholder exercising demand registration rights, PNC is entitled to include in such offering shares of common stock issuable upon exercise of the warrant held by PNC. The managing underwriter of any underwritten public offering would, however, have the right, for marketing reasons, to limit the number of shares that such PNC could include in such registration, except that in no event may less than one-third of the shares of common stock to be sold in the offering be made available for PNC if any shares are to be included in the registration for the account of CareerBuilder or stockholders with registration rights.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated May 11, 1999, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and Friedman, Billings, Ramsey & Co., Inc., are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................   1,597,500
BancBoston Robertson Stephens Inc. .........................     887,500
Hambrecht & Quist LLC.......................................     887,500
Friedman, Billings, Ramsey & Co., Inc. .....................     177,500
BT Alex. Brown Incorporated.................................     100,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     100,000
EVEREN Securities, Inc. ....................................      50,000
First Analysis Securities Corporation.......................      50,000
Invemed Associates, Inc. ...................................     100,000
Johnston, Lemon & Co. Incorporated..........................      50,000
Keane Securities Co., Inc. .................................      50,000
Legg Mason Wood Walker, Incorporated........................      50,000
Lehman Brothers Inc. .......................................     100,000
NationsBanc Montgomery Securities LLC.......................     100,000
Needham & Company, Inc. ....................................      50,000
Charles Schwab & Co., Inc. .................................     100,000
C.E. Unterberg, Towbin......................................      50,000
                                                              ----------
          Total.............................................   4,500,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.55 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                                          TOTAL
                                                       -------------------------------------------
                                                                      WITHOUT            WITH
                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                       ---------   --------------   --------------
     Underwriting discounts and commissions paid by
       us............................................   $0.91       $4,004,000       $4,618,250
     Expenses payable by us..........................   $0.18        $800,000         $800,000
     Underwriting discounts and commissions paid by
       the selling stockholders......................   $0.91        $91,000          $91,000

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, our directors and officers, and substantially all of our stockholders and optionholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the initial public offering of the common stock.

     The underwriters have reserved for sale, at the initial public offering price, up to 225,000 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We and the selling stockholders have agreed to indemnify the underwriters against specific liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

     The common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CBDR".

     FBR Technology Venture Partners, L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., owns preferred stock, which will automatically convert into 577,271 shares of common stock upon closing of the offering. FBR eComm, L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., owns preferred stock, which will automatically convert into 109,429 shares of common stock upon closing of the offering.

     Prior to the offering, there has been no public market for the common stock. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included:

     - the information set forth in this prospectus and otherwise available to the underwriters;

     - our history and prospects and the history and prospects of the industry in which we compete;

     - an assessment of our management;

     - the prospects for, and the timing of, our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of the offering;

     - the recent market prices of, and the demand for, publicly-traded common stock of companies in businesses similar to ours;

     - market conditions for initial public offerings; and

     - other relevant factors.

There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the market subsequent to the offering at or above the initial public offering price.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that CareerBuilder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to CareerBuilder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be readily available, including common law rights of action for damages or recision or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from CareerBuilder. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for CareerBuilder by Hale and Dorr LLP, Washington, D.C., and for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and schedule of CareerBuilder, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed a Registration Statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which is a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of CareerBuilder, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. You may review a copy of the Registration Statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 1997 and 1998.............  F-3
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998.......................................  F-4
Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1996, 1997 and 1998....................  F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998.......................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CareerBuilder, Inc.:

     We have audited the accompanying balance sheets of CareerBuilder, Inc. (the "Company") as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CareerBuilder, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

McLean, VA
February 12, 1999, except for note 14
  which is as of March 5, 1999

                              CAREERBUILDER, INC.
                                 BALANCE SHEETS
                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               DECEMBER 31,
                                                            ------------------    MARCH 31,
                                                             1997       1998        1999
                                                            -------   --------   -----------
                                                                                 (UNAUDITED)
                                    ASSETS
Current assets:
     Cash and cash equivalents............................  $ 1,909   $  2,709    $ 10,214
     Accounts receivable, net of allowance of $38, $135
       and $274, respectively.............................      585      1,581       1,382
     Other................................................       16        442       1,061
                                                            -------   --------    --------
          Total current assets............................    2,510      4,732      12,657
Property and equipment, net of accumulated depreciation
  and amortization of $383, $1,254 and $1,514,
  respectively............................................    1,000      1,213       1,433
Other.....................................................       79         97          71
                                                            -------   --------    --------
          Total assets....................................  $ 3,589   $  6,042    $ 14,161
                                                            =======   ========    ========

                    LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK
                             AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable.....................................  $ 1,039   $  1,514    $  1,471
     Accrued expenses.....................................      531      1,474       3,261
     Lines of credit......................................      676      3,450       3,840
     Deferred revenue.....................................      395      2,193       1,538
                                                            -------   --------    --------
          Total current liabilities.......................    2,641      8,631      10,110
                                                            -------   --------    --------
               Total liabilities..........................    2,641      8,631      10,110
                                                            -------   --------    --------
Convertible redeemable preferred stock....................   10,700     18,931      29,917
                                                            -------   --------    --------
Commitments and contingencies
Stockholders' equity (deficit):
     Common stock, $.001 par value, 17,500 shares
       authorized at December 31, 1997 and 1998, and
       21,000 shares authorized at March 31, 1999, 4,371,
       4,855 and 5,074 shares issued and outstanding,
       respectively.......................................        4          5           5
     Additional paid-in capital...........................       26        244         346
     Accumulated deficit..................................   (9,782)   (21,769)    (26,217)
                                                            -------   --------    --------
          Total stockholders' equity (deficit)............   (9,752)   (21,520)    (25,866)
                                                            -------   --------    --------
                                                            $ 3,589   $  6,042    $ 14,161
                                                            =======   ========    ========

                See accompanying notes to financial statements.

                              CAREERBUILDER, INC.

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
            AND THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,            MARCH 31,
                                                ------------------------------   -------------------
                                                  1996       1997       1998       1998       1999
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
Revenue:
     Service fees.............................  $    94    $ 1,263    $  6,648   $   903    $ 2,776
     Software license fees....................       44        662         358       151         30
                                                -------    -------    --------   -------    -------
          Total revenue.......................      138      1,925       7,006     1,054      2,806
                                                -------    -------    --------   -------    -------

Cost of revenue:
     Service fees.............................       30        197       1,629       173      1,110
     Software license fees....................        6        120          62        17          7
                                                -------    -------    --------   -------    -------
          Total cost of revenue...............       36        317       1,691       190      1,117
                                                -------    -------    --------   -------    -------
Gross profit..................................      102      1,608       5,315       864      1,689
                                                -------    -------    --------   -------    -------

Operating expenses:
     Product development......................      521      1,310       2,293       592        629
     General and administrative...............      663      1,267       2,305       508        709
     Sales and marketing......................    1,330      6,452      12,735     2,858      4,621
     Equity-based expense.....................       --         --          --        --         75
                                                -------    -------    --------   -------    -------
          Total operating expenses............    2,514      9,029      17,333     3,958      6,034
                                                -------    -------    --------   -------    -------
Income (loss) from operations.................   (2,412)    (7,421)    (12,018)   (3,094)    (4,345)
                                                -------    -------    --------   -------    -------

Net interest income (expense).................       (4)       107          31         8       (103)
                                                -------    -------    --------   -------    -------
Income (loss) before income taxes.............   (2,416)    (7,314)    (11,987)   (3,086)    (4,448)
Income taxes..................................       --         --          --        --         --
                                                -------    -------    --------   -------    -------
Net income (loss).............................   (2,416)    (7,314)    (11,987)   (3,086)    (4,448)
                                                -------    -------    --------   -------    -------
Preferred stock dividend requirements.........      (71)      (549)     (1,128)     (228)      (466)
Net income (loss) available to common
  stockholders................................  $(2,487)   $(7,863)   $(13,115)  $(3,314)   $(4,914)
                                                =======    =======    ========   =======    =======
Basic and diluted net income (loss) available
  per share...................................  $ (0.48)   $ (1.80)   $  (2.92)  $ (0.76)   $ (1.00)
Shares used to compute basic and diluted net
  income (loss) available per share...........    5,133      4,366       4,494     4,371      4,928

Unaudited pro forma basic and diluted net
  income (loss) per share.....................                        $  (0.87)             $ (0.27)
Shares used to compute unaudited pro forma
  basic and diluted net income (loss) per
  share.......................................                          13,850               16,223

                See accompanying notes to financial statements.

                              CAREERBUILDER, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND THREE MONTHS ENDED MARCH 31,
                                      1999
                                 (IN THOUSANDS)

                             CLASS B
                           NON-VOTING
                           LIQUIDATING
                            PREFERRED
                              STOCK         COMMON STOCK     ADDITIONAL                      TOTAL
                         ---------------   ---------------    PAID-IN     ACCUMULATED    STOCKHOLDERS'
                         SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT     EQUITY (DEFICIT)
                         ------   ------   ------   ------   ----------   -----------   ----------------
Balances at December
  31, 1995.............     1      $ --     5,876    $ 6       $ 522       $    (52)        $    476
     Recapitalization
       of the
       Company.........    (1)       --    (1,563)    (2)       (498)            --             (500)
     Net income
       (loss)..........    --        --        --     --          --         (2,416)          (2,416)
                          ---      ----    ------    ---       -----       --------         --------
Balances at December
  31, 1996.............    --        --     4,313      4          24         (2,468)          (2,440)
     Exercise of stock
       options.........    --        --        58     --           2             --                2
     Net income
       (loss)..........    --        --        --     --          --         (7,314)          (7,314)
                          ---      ----    ------    ---       -----       --------         --------
Balances at December
  31, 1997.............    --        --     4,371      4          26         (9,782)          (9,752)
     Conversion of
       Class A
       convertible
       redeemable
       preferred
       stock...........    --        --        55     --          18             --               18
     Conversion of
       Class B
       convertible
       redeemable
       preferred
       stock...........    --        --        80     --          61             --               61
     Exercise of stock
       options.........    --        --       349      1          30             --               31
     Issuance of
       warrants........    --        --        --     --         109             --              109
     Net income
       (loss)..........    --        --        --     --          --        (11,987)         (11,987)
                          ---      ----    ------    ---       -----       --------         --------
Balances at December
  31, 1998.............    --        --     4,855      5         244        (21,769)         (21,520)
     Exercise of stock
       options
       (unaudited).....    --        --       219     --          27             --               27
     Equity-based
       expense
       (unaudited).....    --        --        --     --          75             --               75
     Net income (loss)
       (unaudited).....    --        --        --     --          --         (4,448)          (4,448)
                          ---      ----    ------    ---       -----       --------         --------
Balances at March 31,
  1999 (unaudited).....    --      $ --     5,074    $ 5       $ 346       $(26,217)        $(25,866)
                          ===      ====    ======    ===       =====       ========         ========

                See accompanying notes to financial statements.

                              CAREERBUILDER, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                 AND THREE MONTHS ENDED MARCH 31, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                        -------------------
                                                          1996      1997       1998       1998       1999
                                                         -------   -------   --------   --------   --------
                                                                                            (UNAUDITED)
Cash flows used by operating activities:
  Net income (loss)....................................  $(2,416)  $(7,314)  $(11,987)  $(3,086)   $(4,448)
  Adjustments to reconcile net income (loss) to net
    cash provided:
    Noncash items included in net income (loss):
      Depreciation and amortization....................       49       334        871       190        260
      Allowance for doubtful accounts..................       18       225        653       104        139
      Equity-based expense.............................       --        --         --        --         75
    (Increase) decrease in assets:
      Accounts receivable..............................      (89)     (739)    (1,649)     (453)        60
      Other operating assets...........................       (5)      (12)      (317)       (9)      (619)
    Increase (decrease) in liabilities:
      Accounts payable.................................      169       871        475       (49)       (43)
      Accrued expenses.................................      109       421        943       479     (1,787)
      Deferred revenue.................................       --       395      1,798       890       (655)
                                                         -------   -------   --------   -------    -------
         Net cash used by operating activities.........   (2,165)   (5,819)    (9,213)   (1,934)    (3,444)
                                                         -------   -------   --------   -------    -------
Cash flows used by investing activities:
  Purchases of property and equipment..................     (232)   (1,128)    (1,084)     (464)      (480)
  (Increase) decrease in other assets..................      (10)      (69)       (18)       26         26
                                                         -------   -------   --------   -------    -------
         Net cash used in investing activities.........     (242)   (1,197)    (1,102)     (438)      (454)
                                                         -------   -------   --------   -------    -------
Cash flows from financing activities:
  Issuance of Class B convertible redeemable preferred
    stock..............................................    1,635        --         --        --         --
  Issuance of Class C convertible redeemable preferred
    stock..............................................       --     4,566         --        --         --
  Issuance of Class D convertible redeemable preferred
    stock..............................................       --     3,999      3,280     3,280         --
  Issuance of Class E convertible redeemable preferred
    stock..............................................       --        --      5,030        --         --
  Issuance of Class F convertible redeemable preferred
    stock..............................................       --        --         --        --     10,986
  Exercise of stock options............................       --         2         31        --         27
  Advances on line of credit, net......................      400       276      2,774       299        390
                                                         -------   -------   --------   -------    -------
         Net cash provided by financing activities.....    2,035     8,843     11,115     3,579     11,403
                                                         -------   -------   --------   -------    -------
Net change in cash and cash equivalents................     (372)    1,827        800     1,207      7,505
Cash and cash equivalents, beginning of period.........      454        82      1,909     1,909      2,709
                                                         -------   -------   --------   -------    -------
Cash and cash equivalents, end of period...............  $    82   $ 1,909   $  2,709   $ 3,116    $10,214
                                                         =======   =======   ========   =======    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period:
    Interest...........................................  $     4   $    37   $     98   $    21    $    78
    Income taxes.......................................       --        --         --        --         --

                See accompanying notes to financial statements.

                              CAREERBUILDER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

     CareerBuilder, Inc. ("CareerBuilder" or the "Company") was established as NetStart, Inc. on November 6, 1995, through incorporation in the State of Delaware. In March 1998, the Company amended its articles of incorporation to change its name to CareerBuilder, Inc. The Company is a provider of comprehensive online recruitment offerings for employers and job seekers. The Company's revenue is derived principally from service fees and, to a lesser extent, license fees for TeamBuilder Software. Service fees include subscription fees which allow customers to post up to a specific number of job advertisements per month on the career sites that constitute the CareerBuilder Network, banner and other employment advertising fees and fees for recruiting services provided by the Company. Software license fees are generated from sales of TeamBuilder Software. The Company earns revenue through the sale of software to its customers, and through monthly service fees for posting employment positions to a network of Company-owned and third party internet sites ("affiliates").

     The Company operates in a highly competitive environment and inherent in the Company's business are various risks and uncertainties including its limited operating history and unproven business model. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product and service development efforts, and the acceptance of the Company's offerings by the marketplace. The Company expects to expand its operations through continued capital investment. The Company is not currently generating sufficient cash flows from operations to support its current operating and capital requirements and is dependent on additional financing to fund these requirements.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) REVENUE RECOGNITION

     Service revenue consists of the sale of classified employment advertising on Company-owned and affiliate websites and is recognized ratably over the subscription period. Revenue from the sale of software is recorded upon shipment of the product to the buyer, net of estimated returns.

     Deferred revenue represents amounts billed or payments received in advance of the subscription period and is recognized as revenue ratably over the subscription period.

  (b) COST OF REVENUE

     Cost of revenue includes both cost of service and cost of software license fees. Cost of service fees includes costs associated with hosting the network, including depreciation expense and commissions and fees paid to ADP, Inc. ("ADP") and affiliates. Amounts incurred for affiliates and ADP commissions were approximately $644,000 in 1998. No such amounts were incurred in 1996 and 1997. Cost of software license fees consist of royalties paid to third parties for an embedded database included in the software license.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  (c) CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts reported in balance sheets for cash and cash equivalents approximate their fair value.

  (d) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible redeemable preferred stock, approximate their fair values as of December 31, 1998.

  (e) CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company extends credit to its customers on an unsecured basis in the normal course of business.

  (f) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from two to five years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their useful lives or the terms of the respective leases.

  (g) PRODUCT DEVELOPMENT COSTS

     Product development costs include expenses incurred by the Company for research, design and development of the Company's proprietary technology incorporated in the TeamBuilder offerings and the CareerBuilder Network. Product development costs are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software developments costs because such costs have not been significant.

  (h) STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price.

  (i) INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (j) NET INCOME (LOSS) PER SHARE

     The Company computes net income (loss) available per share in accordance with SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income
(loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) available per share in accordance with SFAS No. 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) available per share is the same. Pro forma basic and diluted net income (loss) per share has been calculated assuming the conversion of all shares of preferred stock outstanding at December 31, 1998 and March 31, 1999, respectively into common stock, as if the shares had converted immediately upon their issuance.

  (k) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  (l) COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as other comprehensive income.

  (m) UNAUDITED INTERIM FINANCIAL INFORMATION

     The unaudited interim financial information for the three months ended March 31, 1998 and 1999, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to
Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any quarter are not necessarily indicative of results for any future periods.

  (n) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
                                                              ------   ------
                                                              (IN THOUSANDS)
Computer equipment..........................................  $  978   $1,774
Furniture and equipment.....................................     294      533
Leasehold improvements......................................     111      160
                                                              ------   ------
                                                               1,383    2,467
Less: accumulated depreciation and amortization.............     383    1,254
                                                              ------   ------
                                                              $1,000   $1,213
                                                              ======   ======

NOTE 4 -- LINES OF CREDIT

     The Company had several lines of credit for up to $1,997,500 with a commercial bank throughout 1997 and 1998. The lines of credit bore interest at a rate of prime plus one to prime plus two percent. The lines of credit had expiration dates through June 5, 2001 and contained financial covenants which were required to be maintained by the Company. Substantially all of the Company's assets served as collateral for the lines of credit. As of December 31, 1997, the Company had outstanding balances of approximately $676,000 on these lines of credit at interest rates of 9.25 percent to 9.75 percent.

     On December 29, 1998, the Company obtained two lines of credit from another commercial bank and canceled and repaid the outstanding balances on the existing lines of credit. The new lines of credit are collateralized by substantially all of the Company's assets. The new lines of credit contain certain financial covenants which are required to be maintained by the Company.

     The first line of credit is for up to $2,000,000, with the amount actually available for borrowing adjusted based upon the Company's accounts receivable and property and equipment balances, and matures on December 28, 1999. At December 31, 1998, the adjusted maximum amount available for borrowings was approximately $1,518,000, of which the Company had an outstanding balance of approximately $1,450,000. The credit line bears interest at a rate of prime plus one-half percent. At December 31, 1998, the interest rate was 8.25 percent.

     The second line of credit is for up to $4,000,000 and matures June 30, 1999 or earlier in the event of certain equity contributions. This line of credit bears interest at a rate of prime plus four percent for the first ninety days of the term and then increases to prime plus five percent thereafter. Borrowings are available under this line as follows: $2,000,000 upon closing on the line of credit and an additional $1,000,000 at the end of each of the two months thereafter. The Company had a

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- LINES OF CREDIT -- (CONTINUED) balance of approximately $2,000,000 under this line of credit as of December 31, 1998 at an interest rate of 11.75 percent.

     In connection with the new lines of credits, the Company incurred a commitment fee of $60,000 which is included in other assets. Additionally, the Company granted warrants to purchase 40,568 shares of Common Stock at a purchase price of $4.93 per share on the date of the grant as consideration for obtaining the lines of credit. The estimated value of the warrants at the grant date of $109,000 is also included in other assets. Both the commitment fee and the costs of the warrants will be amortized into interest expense over the term of the line of credit using the interest method.

NOTE 5 -- STOCKHOLDERS' EQUITY (DEFICIT)

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 17,500,000 shares of common stock (see note 14).

     As of December 31, 1998, the Company had reserved shares of common stock for future issuance as follows:

                                                              (IN THOUSANDS)
Conversion of Class A convertible redeemable preferred
  stock.....................................................       1,508
Conversion of Class B convertible redeemable preferred
  stock.....................................................       2,071
Conversion of Class C convertible redeemable preferred
  stock.....................................................       3,189
Conversion of Class D convertible redeemable preferred
  stock.....................................................       2,046
Conversion of Class E convertible redeemable preferred
  stock.....................................................       1,024
Exercise of stock options under stock option plan...........       1,484
Exercise of warrants........................................       1,181
                                                                  ------
                                                                  12,503
                                                                  ======

     On July 12, 1996, the Company was recapitalized through the exchange of 1,250,000 shares of Class A common stock and 400 shares of Class B non-voting liquidating preferred stock purchased on December 1, 1995 for 1,250,000 shares of Class A convertible redeemable preferred stock and the exchange of the 4,625,000 shares of Class A common stock and 100 shares of Class B non-voting liquidating preferred stock, both purchased on November 6, 1995, for 312,500 shares of Class A convertible redeemable preferred stock and 4,312,500 shares of new common stock.

     During 1998, several existing common stockholders exercised their rights to convert a portion of their shares of Class A convertible redeemable preferred stock into 55,000 shares of common stock and a portion of their shares of Class B convertible redeemable preferred stock into 80,000 shares of common stock.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- CONVERTIBLE REDEEMABLE PREFERRED STOCK

     Convertible redeemable preferred stock as of December 31, 1998 consisted of the following:

                                                     SHARES      LIQUIDATION   REDEMPTION
                                      AUTHORIZED   OUTSTANDING     AMOUNT        AMOUNT
                                      ----------   -----------   -----------   ----------
                                                        (IN THOUSANDS)
Class A.............................    1,563         1,508        $  565        $  481
Class B.............................    2,151         2,071         1,847         1,574
Class C.............................    3,189         3,189         5,202         4,567
Class D.............................    2,046         2,046         7,862         7,279
Class E.............................    1,024         1,024         5,203         5,030

     The holders of the preferred stock have various rights and preferences as follows:

  (a) VOTING RIGHTS AND PROTECTIVE PROVISIONS

     The Class A, B, C, D, and E stockholders may vote with the common stock as a single class on all actions to be taken by the stockholders. The Class A stockholders are entitled to separately elect one member of the Board of Directors, provided the Class A stock represents at least 10 percent of the outstanding common stock assuming the conversion of all outstanding preferred stock. The Class B and C stockholders each are entitled to separately elect one member of the Board of Directors, provided each of the Class B and C stock represents at least 5 percent of the outstanding common stock assuming the conversion of all outstanding preferred stock. The holders of the preferred stock also have a right of first refusal to match the purchase price for any subsequent issuance of stock to retain their voting interest in the Company. Furthermore, consent of the holders of at least a majority of Class B, C and D stock and at least 40 percent of holders of Class E stock, voting as a separate class is required for: (i) the sale by the Company of substantially all of its assets; (ii) merger, liquidation or winding up of the Company; and (iii) the payment of dividends.

  (b) DIVIDENDS

     Class A, B, C, D, and E stock accrues cumulative dividends at a rate of $0.0224, $0.0532, $0.1008, $0.2499, and $0.3451 per share per annum, respectively, whether or not the dividends are declared by the Board of Directors. Unpaid and undeclared dividends on the Class A, B, C, D, and E stock was approximately $620,000 and $1,748,000 as of December 31, 1997 and 1998, respectively.

  (c) LIQUIDATION

     Class B, C, D, and E stock, each with a par value of $.001 is senior to the Class A stock and all other issuances of stock in liquidation. Class A stock, par value, $.001 has a liquidation preference over the common stock or any other issuances of stock, except for the Class B, C, D, and E stock. In

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- CONVERTIBLE REDEEMABLE PREFERRED STOCK -- (CONTINUED) the event of liquidation as defined in the Preferred Stock Purchase Agreements, the Class A, B, C, D, and E stockholders are entitled to receive an amount equal to the original share price paid plus any unpaid cumulative dividends, whether or not declared.

  (d) REDEMPTION

     Class B, C, D, and E stock contain mandatory redemption requirements. The Company must redeem Class B, C, D, and E Stock as follows:

            September 11, 2002  33 1/3% of all Class B, C, D, and E outstanding as of that date
            September 11, 2003  50% of all Class B, C, D, and E outstanding as of that date
            September 11, 2004  100% of all Class B, C, D, and E outstanding as of that date

     Class A, B, C, D, and E stock have a redemption value of $0.32, $0.76, $1.44, $3.57, and $4.93 per share, plus declared but unpaid dividends thereon, respectively.

  (e) CONVERSION

     The Class A, B, C, D, and E stock is convertible on a one-for-one basis into shares of common stock at the option of the holder. The Class A, B, C, D, and E stock is automatically converted into common stock in the event of an initial public offering of shares of common stock, in which the price paid by the public is at least $4.32 per share and the aggregate proceeds is at least $15,000,000 (note 14). The Class A, B, C, D, and E stock is automatically converted into common stock upon a merger or sale of the Company as defined in the Preferred Stock Purchase Agreements, in which the holders of the Class A, B, C, D, and E stock will receive, on an as-converted basis, at least $1.28, $3.04, $5.76, $6.03 and $6.03 per share, respectively.

NOTE 7 -- RELATED PARTY TRANSACTION

     In January 1998, the Company entered into a sales agent agreement with ADP. ADP is related to the Company through its ownership of 840,337 shares of Class D Convertible Redeemable Preferred Stock. ADP also has the right to appoint and nominate one member of the Board of Directors, as long as ADP beneficially owns at least 2 percent of the outstanding common stock, assuming conversion of all outstanding preferred stock. The agreement expires in January 2000.

     Per the agreement, ADP sells the Company's software products and classified employment advertising services on a commission basis. Under the agreement, ADP performs all billing and collections on behalf of the Company and remits amounts due to the Company, net of its commissions. In connection with the agreement, ADP made a prepayment of expected sales to the Company of $1,500,000. This amount has been included in deferred revenue and has been reduced by amounts earned of $405,000 as of December 31, 1998. The agreement expires in January 2000, unless

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- RELATED PARTY TRANSACTION -- (CONTINUED) extended at the option of the parties. In 1998, commission expense under the ADP agreement was approximately $328,000. (See note 14.)

NOTE 8 -- STOCK COMPENSATION

  (a) STOCK OPTIONS

     The Company has a stock option plan which provides for the granting of options to directors and employees of the Company to purchase shares of its common stock within prescribed periods. Options are granted at an exercise price equal to the estimated fair value on the grant date, as determined by the Board of Directors. The options generally vest over four years, one-fourth of the shares on each of the first through fourth anniversaries of the date of grant. As of December 31, 1998, the Company has reserved 1,950,000 shares of common stock for issuance under the plan (see note 14).

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting method allowed by SFAS No. 123. APB 25 provides that compensation expense relative to the Company's employee stock options is measured based upon the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

     Under APB 25, because the exercise price of the Company's employee stock options equaled the fair value of the underlying stock on the date of grant, no compensation expense has been recognized. Had compensation expense for the Company's stock option plan been determined based upon the fair value methodology under SFAS No. 123, the Company's net loss would have increased to these pro forma amounts:

                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                    1996           1997           1998
                                                  --------       --------       ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) available to common
  stockholders:
  As reported...................................  $(2,487)       $(7,863)       $(13,115)
  Pro forma.....................................   (2,488)        (7,869)        (13,140)
Basic and diluted net income (loss) available
  per share:
  As reported...................................  $ (0.48)       $ (1.80)       $  (2.92)
  Pro forma.....................................    (0.48)         (1.80)          (2.92)

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- STOCK COMPENSATION -- (CONTINUED)
     The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model on the date of grant using the following assumptions:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                              1995       1996       1997
                                                              ----       ----       ----
Risk-free interest rates...............................       6.0%       6.0%       5.5%
Expected lives (in years)..............................       5.0        5.0        4.0
Dividend yield.........................................        --         --         --
Expected volatility....................................        --         --         --

     The weighted-average fair value of stock options granted during 1996, 1997, and 1998 was $0.01, $0.07 and $0.22, respectively.

     A summary of the Company's stock option activity is as follows:

                                                     SHARES             WEIGHTED AVERAGE
                                                  UNDER OPTION           EXERCISE PRICE
                                                  -------------         -----------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance, December 31, 1995......................         20                   $0.04
Granted.........................................        755                    0.06
Exercised.......................................         --                      --
Canceled........................................         --                      --
                                                      -----
Balance, December 31, 1996......................        775                    0.06
Granted.........................................        585                    0.30
Exercised.......................................         58                    0.04
Canceled........................................         14                    0.27
                                                      -----
Balance, December 31, 1997......................      1,288                    0.17
Granted.........................................        632                    1.26
Exercised.......................................        349                    0.09
Canceled........................................         87                    0.40
                                                      -----
Balance, December 31, 1998......................      1,484                    0.64
                                                      =====

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- STOCK COMPENSATION -- (CONTINUED)
     The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1998:

                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                       -----------------------------------------------   ----------------------------
                         NUMBER      WEIGHTED-AVERAGE     WEIGHTED-        NUMBER        WEIGHTED-
      RANGE OF         OUTSTANDING      REMAINING          AVERAGE       EXERCISABLE      AVERAGE
   EXERCISE PRICES     AT 12/31/98   CONTRACTUAL LIFE   EXERCISE PRICE   AT 12/31/98   EXERCISE PRICE
   ---------------     -----------   ----------------   --------------   -----------   --------------
                                      (IN THOUSANDS, EXCEPT YEARS AND PER SHARE DATA)
$0.04 - $0.16........       576         7.8 years           $0.09            174           $0.09
$0.35 - $0.40........       411         9.0 years            0.38            103            0.38
$1.25 - $3.50........       497         9.8 years            1.48             --              --
                          -----                                              ---
                          1,484         8.8 years            0.64            277            0.20
                          =====                                              ===

  (b) WARRANTS

     In connection with the ADP agreement (see note 7), the Company granted warrants to purchase up to 1,140,000 shares of the Company's common stock at an exercise price of $5.00 per share. The warrants vest up to 380,000 shares per year on March 31, 1999, 2000 and 2001, based upon sales levels obtained by ADP during the one-year periods ending on the respective vesting dates. The warrants contain anti-dilution provisions, which increase the number of shares ratably in connection with certain additional equity issuances by the Company. In connection with the issuance of Class E convertible redeemable preferred stock in July 1998, warrants in December 1998 and Class F convertible redeemable preferred stock in January 1999, the number of shares purchasable under the warrants was increased to 1,294,052 (see note 14).

     The Company begins to record expense for such warrants when it is probable that ADP will obtain the necessary sales levels to vest in the warrants. The expense is measured based upon the fair value of the warrants at the vesting date. As of December 31, 1998, the Company believes it is not yet probable that ADP will achieve the necessary sales level to earn the warrants vesting on March 31, 1999, or any other date, and accordingly, no expense has been recorded.

     In December 1998, the Company granted warrants to purchase 40,568 shares of common stock at an exercise price of $4.93 per share as consideration for obtaining a line of credit (see note 4). The warrants expire in ten years.

NOTE 9 -- LEASES

     The Company is obligated under several noncancelable operating leases for office space. The future minimum lease obligations under these noncancelable operating leases as of December 31, 1998 are approximately as follows:

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- LEASES -- (CONTINUED)

                  YEAR ENDING DECEMBER 31,
                  ------------------------                    (IN THOUSANDS)
1999........................................................       $389
2000........................................................        284
2001........................................................        219
2002........................................................         48
                                                                   ----
                                                                   $940
                                                                   ====

     Rent expense under noncancelable operating leases was approximately $47,000, $279,000 and $422,000 for years ended December 31, 1996, 1997 and 1998, respectively.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

    (a) RETIREMENT AND HEALTH PLANS

     The Company sponsors a defined contribution plan available to substantially all employees. The Company's contributions under the Plan are discretionary. There were no Company contributions made to the Plan during any of the periods presented.

     The Company is self-insured for group health below certain specified limits.

    (b) AFFILIATE PAYMENTS

     The Company has a commitment to purchase approximately $2,030,000 in Internet advertising from one of its affiliates during 1999. The Company can reduce such commitment through the payment of commissions to the affiliate from the sale of classified employment advertising on the affiliate's websites.

     In September 1998, the Company entered into an affiliate agreement which required a payment of $400,000 at inception for marketing and development activities. Such amount has been included in other assets and is being amortized ratably into sales and marketing expense over the term of the agreement. The Company is also obligated to make additional payments for marketing and development activities of $300,000 in 1999. Such amount is being accrued ratably into sales and marketing expense over the term of the agreement. Additionally, the agreement requires the Company to purchase approximately $300,000 in Internet advertising during 1999. These amounts will be expensed in the period incurred.

NOTE 11 -- INCOME TAXES

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. As of December 31, 1998, the Company had net operating loss carryforwards available to offset future taxable income of approximately $19,692,000, $6,944,000

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- INCOME TAXES -- (CONTINUED)
of which expire in 2018, with the remainder expiring in 2011 and 2012. Further, as a result of certain capital transactions, an annual limitation on the future utilization of the net operating loss carryforward may have occurred. The actual income tax benefit differed from the income tax benefit which would be computed based upon the statutory federal tax rates as a result of recording of a valuation allowance. The valuation allowance was recorded as it is not more likely than not that the deferred tax assets will be recoverable.

     Temporary differences that give rise to deferred tax assets and liabilities at December 31, 1997 and 1998 are as follows:

                                                               1997          1998
                                                              -------       -------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,730       $ 7,877
  Accounts receivable.......................................       15            54
  Property and equipment....................................       27           155
  Accrued expenses..........................................      104           219
  Deferred revenue..........................................       --           438
                                                              -------       -------
          Total gross deferred tax assets...................    3,876         8,743
Less: valuation allowance...................................   (3,876)       (8,743)
                                                              -------       -------
          Net deferred tax assets...........................  $    --       $    --
                                                              =======       =======

     The valuation allowance for deferred tax assets as of January 1, 1997 and 1998 was $986,000 and $3,876,000 respectively. The net change in the valuation allowance for the years ended December 31, 1997 and 1998, was an increase of $2,890,000 and $4,867,000, respectively.

NOTE 12 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --
         NONCASH INVESTING AND FINANCING ACTIVITIES

     In 1998, several existing common stockholders exercised their rights to convert 55,000 shares of Class A convertible redeemable preferred stock and 80,000 shares of Class B convertible redeemable preferred stock into 135,000 shares of common stock. In connection with the transactions, approximately $79,000 of convertible redeemable preferred stock was reclassified to additional paid-in capital.

     In 1998, the Company issued warrants to purchase 40,568 shares of common stock as consideration in obtaining a line of credit. As a result, the estimated value of the warrants of approximately $109,000 was recorded as an other asset with the offsetting amount recorded as additional paid-in capital.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --
         NONCASH INVESTING AND FINANCING ACTIVITIES -- (CONTINUED)
     In 1996, in connection with the recapitalization of the Company, approximately $500,000 was reclassified from additional paid-in capital to convertible redeemable preferred stock.

NOTE 13 -- BASIC AND DILUTED NET LOSS PER SHARE

     The Company computes net income (loss) per share in accordance SFAS No.128, "Earnings Per Share", which requires certain disclosures relating to the calculation of earnings per common share. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for net income (loss).

                                                                            THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                  MARCH 31,
                                -------------------------------------      --------------------
                                  1996          1997          1998          1998         1999
                                --------      --------      ---------      -------      -------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
Net income (loss).........      $(2,416)      $(7,314)      $(11,987)      $(3,086)     $(4,448)
Preferred stock dividend
  requirements............          (71)         (549)        (1,128)         (228)        (466)
                                -------       -------       --------       -------      -------
Net income (loss)
  available to common
  stockholders............      $(2,487)      $(7,863)      $(13,115)      $(3,314)     $(4,914)
                                =======       =======       ========       =======      =======
Weighted average shares of
  common stock
  outstanding.............        5,133         4,366          4,494         4,371        4,928
                                =======       =======       ========       =======      =======
Basic and diluted net
  income (loss) available
  per common share........      $ (0.48)      $ (1.80)      $  (2.92)      $ (0.76)     $ (1.00)
                                =======       =======       ========       =======      =======

NOTE 14 -- SUBSEQUENT EVENTS

     On January 26, 1999, the Company issued 2,018,350 shares of newly authorized Class F convertible redeemable preferred stock to new and existing investors for approximately $10,986,000. The Class F preferred stock is convertible on a one-for-one basis into shares of common stock at the option of the holder. The Class F preferred stock is automatically converted into common stock in the event of an initial public offering of shares of common stock in which the price paid per share by the public is at least $7.00 per share and the aggregate proceeds is at least $30,000,000. The Class A, B, C, D, and E preferred stock conversion features were amended to conform to the Class F preferred stock as a result of the issuance of Class F preferred stock. In connection with the issuance of Class F preferred stock, the Company amended its Certificate of Incorporation to increase authorized shares of common stock to 21,000,000 and increased the number of shares of common stock authorized for issuance under the Company's stock option plan to 2,100,000.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14 -- SUBSEQUENT EVENTS -- (CONTINUED)
     On March 5, 1999, the Company entered into an agreement with NBC Multimedia. Under this agreement, the Company will host the NBC Interactive career sites for participating NBC affiliates and NBC.com. Under this agreement, Careerbuilder granted warrants to purchase 93,750 shares of common stock at an exercise price of $8.00 per share and 53,571 shares at an exercise price of $14.00 per share. The warrants become exercisable in various amounts on the first, second, and third anniversaries of the agreement and expire five years from the date of grant. The estimated value of the warrants at the grant date of $706,000 will be recognized as equity-based expense ratably over the term of the agreement which is two years. In addition, the Company is required to make certain mandatory payments totaling $750,000 to NBC Interactive in 1999 and 2000. Such amounts will be accrued into sales and marketing expense over the term of the agreement.

     On March 5, 1999, the Company and ADP amended their joint marketing and sales representative agreement, extending the initial term of the agreement through January 2002. The Company amended and restated the warrant granted in January 1998, and the first installment exercisable for 380,000 shares of common stock, at an exercise price of $12.00 per share, was vested at that time. The estimated value of the warrant at the vesting date of $1,699,000 will be recognized as equity-based expense ratably over the extended term of the agreement which is thirty-seven months. The remaining 914,052 shares of common stock underlying the warrant vest in equal amounts of 457,026 shares of common stock on each of March 31, 2001 and 2002, at an exercise price of $5.00 per share, based upon sales levels attained by ADP during the sales period ending on the respective vesting date. If the Company issues additional equity securities primarily for financing purposes, and not including the shares of common stock sold in an underwritten public offering, the number of shares of common stock issuable upon exercise of the warrant will increase for each of the second and third installments.

     If and when it becomes probable that the net revenue the Company will receive from ADP will reach the necessary level for either installment of the warrant to vest, the Company would begin to record an expense reflecting the fair value of the warrant, which will be determined in part based on the market price of the common stock. The Company would begin to recognize this expense on the determination of probability that the revenue targets would be achieved, continuing through the actual vesting date. The Company would initially estimate the amount of the expense at the time of the determination that achievement is probable, based in part on the market price of the common stock at that time. At the time of actual vesting, the fair value of the warrant would be remeasured and, if different from the value used in initially estimating the expense, the difference would be reflected as an additional charge or credit at that time.

NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED)

  STOCK OPTION PLANS

     In March 1999, the Company adopted the 1999 Stock Incentive Plan, the 1999 Non-Employee Director Stock Option Plan and the 1999 Employee Stock Purchase Plan. Additionally, the Company increased the number of shares available for issuance under its stock option plans to 3,300,000.

                              CAREERBUILDER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED)
  STRATEGIC ARRANGEMENT WITH MICROSOFT

     In May 1999, the Company entered into a strategic arrangement with Microsoft Corporation. As part of its strategic arrangement, Microsoft invested $17,846,621, or $13.00 per share, for 1,372,817 shares of the Company's common stock. The Company also issued a warrant to Microsoft to purchase 873,534 shares of Common Stock at an exercise price of $13.00 per share. The Company is expected to recognize approximately $5.8 million of expense related to the warrant ratably between 1999 and 2001, reflecting the term of the strategic agreement.

     Above the chart are two captions. To the left is the caption "To Reach This Audience" with an arrow pointing to the left side of the chart. The caption to the right reads "Post To These Sites." The chart then lists audience groupings with the logos of the CareerBuilder Network members that target that particular audience segment. The groupings and the respective logos are as follows:

                    National -- CareerBuilder.com
                                USA Today
                                NBC

                    Regional -- careerfuture.com
                                citysearch.com
                                WETA
                                The Dallas Morning News

                    Information Technology -- c|net
                                              internet.com

                    Business & Executives -- BusinessWeek ONLINE
                                             Black Enterprise ONLINE

                    Industry -- Phillips Career Center
                                Medical Economics Company ONLINE
                                American Banker ONLINE

                    Diversity -- Black Enterprise ONLINE
                                 WomenCONNECT.com
                                 MS BET
                                 Hispanic Online

                    Engineers -- Test & Measurement World Online
                                 Questlink
                                 EDN Access

                              [CAREERBUILDER LOGO]